Exhibit 99.1

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Bank.

Tae Seung Sohn

President and Chief Executive Officer

Main Office Address:	(Road Name Address)	51, Sogong-ro, Jung-gu, Seoul
	(Phone Number)	02-2002-3000

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017

	June 30, 2018 (*)	December 31, 2017 (*)
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	5,920,568	6,908,286
Financial assets at fair value through profit or loss (“FVTPL”) (K-IFRS 1109) (Notes 4, 7, 11, 12, 18 and 26)	6,340,704	—
Financial assets at FVTPL (K-IFRS 1039) (Notes 4, 7, 11, 12, 18 and 26)	—	5,843,077
Financial assets at FVTOCI (Notes 4, 8, 11, 12, and 18)	14,644,608	—
Available-for-sale (“AFS”) financial assets (Notes 4,8,11,12 and 18)	—	15,352,950
Securities at amortized cost (Notes 4, 9, 11, 12 and 18)	17,702,129	—
Held to maturity (“HTM”) financial assets (Notes 4, 9, 11, 12 and 18)	—	16,749,296
Loans and other financial assets at amortized cost (Notes 4, 10, 11, 12, 18 and 45)	277,720,003	—
Loans and receivables (Notes 4,10,11,12,18 and 45)	—	267,106,204
Investments in joint ventures and associates (Note 13)	412,940	417,051
Investment properties (Note 14)	381,177	371,301
Premises and equipment (Notes 15 and 18)	2,450,754	2,477,545
Intangible assets and goodwill (Note 16)	653,514	518,599
Assets held for sale (Note 17)	18,705	48,624
Current tax assets	11,322	4,722
Deferred tax assets	89,711	280,130
Derivative assets (Notes 4,11,12 and 26)	12,395	59,272
Other assets (Notes 19 and 45)	202,800	158,404

Total assets	326,561,330	316,295,461

LIABILITIES
Financial liabilities at FVTPL (K-IFRS 1109) (Notes 4, 11, 12, 20 and 26)	2,578,332	—
Financial liabilities at FVTPL (K-IFRS 1039) (Notes 4, 11, 12, 20 and 26)	—	3,427,909
Deposits due to customers (Notes 4,11,21 and 45)	237,900,166	234,695,084
Borrowings (Notes 4, 11, 12 and 22)	15,899,599	14,784,706
Debentures (Notes 4, 11 and 22)	26,752,725	27,869,651
Provisions (Notes 23, 44 and 45)	386,374	410,470
Net defined benefit liability (Note 24)	99,859	43,264
Current tax liabilities	154,202	232,600
Deferred tax liabilities	14,777	22,681
Derivative liabilities (Notes 4,11,12 and 26)	67,505	67,754
Other financial liabilities (Notes 4,11,12, 25 and 45)	21,408,267	13,892,461
Other liabilities (Notes 25 and 45)	302,913	283,981

Total liabilities	305,564,719	295,730,561

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2018 AND DECEMBER 31, 2017 (CONTINUED)

	June 30, 2018 (*)	December 31, 2017 (*)
	(Korean Won in millions)
EQUITY
Owners’ equity:	20,790,188	20,365,892
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	2,763,256	3,017,888
Capital surplus (Note 28)	285,885	285,880
Other equity (Note 30)	(2,113,798)	(1,939,274)
Retained earnings (Notes 31 and 32) (Regulatory reserve for credit loss as of June 30, 2018 and December 31, 2017 is 2,578,457 million Won and 2,438,191 million Won, respectively Regulatory reserve for credit loss to be reversed (reserved) as of June 30, 2018 and December 31, 2017 is 224,914 million Won and (-)140,266 million Won, respectively Planned provision reversed(reserved) of regulatory reserve for credit loss as of June 30, 2018 and December 31, 2017 is 224,914 million Won and (-)140,266 million Won, respectively	16,473,453	15,620,006
Non-controlling interests	206,423	199,008

Total equity	20,996,611	20,564,900

Total liabilities and equity	326,561,330	316,295,461

The consolidated interim statements of financial position as of June 30, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative consolidated statements of financial position as of December 31, 2017 were not retrospectively restated accordance with K-IFRS 1109.

See accompanying notes

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

	2018 (*)		2017 (*)
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
	(Korean Won in millions, except per share data)
Interest income	2,368,669	4,643,416	2,105,808	4,189,584
Financial assets at FVTPL (K-IFRS 1109)	13,367	28,537	—	—
Financial assets at FVTOCI	62,170	119,446	—	—
Financial assets at amortized cost	2,293,132	4,495,433	—	—
Financial assets at FVTPL (K-IFRS 1039)	—	—	13,074	26,806
AFS financial assets	—	—	67,667	144,067
HTM financial assets	—	—	74,690	149,673
Loans and receivables	—	—	1,950,377	3,869,038
Interest expense	(971,346)	(1,878,942)	(818,232)	(1,639,264)

Net interest income (Notes 34 and 45)	1,397,323	2,764,474	1,287,576	2,550,320

Fees and commissions income	555,400	1,113,006	506,281	1,013,893
Fees and commissions expense	(258,053)	(510,351)	(243,533)	(476,193)

Net fees and commissions income (Notes 35 and 45)	297,347	602,655	262,748	537,700

Dividend Income (Note 36 and 45)	14,151	49,704	19,617	59,445
Net gain on financial instruments at FVTPL (K-IFRS 1109) (Notes 11, 37 and 45)	67,693	117,023	—	—
Gain (loss) on financial instruments at FVTPL (K-IFRS 1039) (Notes 11, 37 and 45)	—	—	12,066	(146,409)
Net gain on financial assets at FVTOCI (Notes 11 and 38)	475	1,287	—	—
Net gain on AFS financial assets (Notes 11 and 38)	—	—	88,387	104,172
Net gain arising on financial assets at amortized cost	9,361	30,886	—	—
Net gain on disposals of securities at amortized cost	—	431	—	—
Net gain on disposals of loans and other financial assets at amortized cost	9,361	30,455	—	—
Impairment reverse(losses) due to credit loss (Notes 39 and 45)	150,673	28,438	(204,486)	(283,763)
General and administrative expenses (Notes 40 and 45)	(827,654)	(1,567,338)	(784,157)	(1,538,427)
Other net operating income (expenses) (Notes 40 and 45)	(122,951)	(219,414)	(77,267)	201,190

Operating income	986,418	1,807,715	604,484	1,484,228

Share of profits(losses) of joint ventures and associates (Note 13)	7,681	(1,462)	(14,863)	(64,278)
Net other non-operating income (expenses)	1,398	(4,721)	11,697	9,998

Non-operating income(expenses) (Note 41)	9,079	(6,183)	(3,166)	(54,280)

Net income before income tax expense	995,497	1,801,532	601,318	1,429,948

Income tax expense (Note 42)	(273,701)	(485,216)	(135,034)	(320,933)

Net income (Net income after the provision of regulatory reserve for credit loss for the six months ended June 30, 2018 and 2017 are 1,278,144 million Won and 1,059,054 million Won, respectively, and net income after the provision of regulatory reserve for credit loss for the three months ended June 30, 2018 and 2017 are 733,642 million Won and 417,872 million Won, respectively) (Note 32)	721,796	1,316,316	466,284	1,109,015

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2018 AND 2017

	2018 (*)		2017 (*)
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
	(Korean Won in millions, except per share data)
Net gain on valuation of equity securities at FVTOCI	2,490	31,428	—	—
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	40	130	—	—
Items out of change in equity method securities due to change in equity of investee that will not be reclassified to profit or loss	1,145	1,456	(41)	(3,087)
Remeasurement gain (loss) related to defined benefit plan	(6,113)	(59,573)	16,840	(9,677)

Items that will not be reclassified to profit or loss	(2,438)	(26,559)	16,799	(12,764)

Net gain on valuation of debt securities at FVTOCI	8,009	10,024	—	—
Net loss on valuation of AFS financial assets	—	—	(41,680)	(28,706)
Share of other comprehensive gain (loss) of joint ventures and associates	955	(246)	(156)	4,594
Gain (loss) on foreign currency translation for foreign operations	37,268	35,526	31,450	(69,010)
Net loss on valuation of cash flow hedge	(2,787)	(6,213)	(673)	(1,526)
Net loss on disposal of assets held for sale	(4,709)	(4,709)	—	—

Items that may be reclassified to profit or loss	38,736	34,382	(11,059)	(94,648)

Other comprehensive income (loss), net of tax	36,298	7,823	5,740	(107,412)

Total comprehensive income	758,094	1,324,139	472,024	1,001,603

Net income attributable to:
Net income attributable to owners	716,142	1,305,878	460,888	1,098,361
Net income attributable to non-controlling interests	5,654	10,438	5,396	10,654

Total comprehensive income attributable to:
Comprehensive income attributable to owners	751,528	1,315,322	464,129	995,742
Comprehensive income attributable to non-controlling interests	6,566	8,817	7,895	5,861

Basic and diluted earnings per share (In Korean Won) (Note 43)	1,008	1,828	623	1,497

The consolidated interim statements of comprehensive income for the three months and six months ended June 30, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative consolidated interim statements of comprehensive income for the three months and six months ended June 30, 2017 was not retrospectively restated in accordance with K-IFRS 1109.

See accompanying notes

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2017	3,381,392	3,574,896	286,331	(1,468,025)	14,611,566	20,386,160	159,793	20,545,953
Net income	—	—	—	—	1,098,361	1,098,361	10,654	1,109,015
Dividends to common stocks	—	—	—	—	(269,308)	(269,308)	(1,534)	(270,842)
Capital increase of subsidiaries	—	—	(257)	—	—	(257)	—	(257)
Gain on valuation of available-for-sale financial assets	—	—	—	(29,033)	—	(29,033)	327	(28,706)
Changes in equity of joint ventures and associates	—	—	—	1,507	—	1,507	—	1,507
Loss on foreign currency translation of foreign operations	—	—	—	(63,944)	—	(63,944)	(5,066)	(69,010)
Loss on valuation of cash flow hedge	—	—	—	(1,526)	—	(1,526)	—	(1,526)
Remeasurement loss related to defined benefit plan	—	—	—	(9,622)	—	(9,622)	(55)	(9,677)
Dividends to hybrid securities	—	—	—	—	(90,823)	(90,823)	—	(90,823)
Issuance of hybrid securities	—	559,565	—	—	—	559,565	—	559,565
Redemption of hybrid securities	—	(1,116,573)	—	(208,158)	—	(1,324,731)	—	(1,324,731)

June 30, 2017 (*)	3,381,392	3,017,888	286,074	(1,778,801)	15,349,796	20,256,349	164,119	20,420,468

January 1, 2018	3,381,392	3,017,888	285,880	(1,939,274)	15,620,006	20,365,892	199,008	20,564,900
Cumulative effect of change in accounting policy (Note 2)	—	—	—	(392,176)	177,091	(215,085)	723	(214,363)
Adjusted balance, beginning of period	3,381,392	3,017,888	285,880	(2,331,450)	15,797,097	20,150,807	199,731	20,350,538

Net income	—	—	—	—	1,305,878	1,305,878	10,438	1,316,316
Dividends to common stocks	—	—	—	—	(336,636)	(336,636)	(2,108)	(338,744)
Net gain on valuation of financial liabilities designated as at FVTPL due to own credit risk	—	—	—	130	—	130	—	130
Changes in other comprehensive income due to redemption of financial liabilities designated as at FVTPL	—	—	—	(5)	5	—	—	—
Gain (loss) on valuation of financial assets at FVTOCI	—	—	—	41,736	—	41,736	(284)	41,452
Changes in other comprehensive income due to disposal of equity securities at FVTOCI	—	—	—	424	(424)	—	—	—
Change in equity method securities due to change in equity of investees’	—	—	—	1,210	(8,706)	(7,496)	—	(7,496)
Gain (loss) on foreign currency translation of foreign operations	—	—	—	36,769	—	36,769	(1,243)	35,526
Loss on valuation of cash flow hedge	—	—	—	(6,213)	—	(6,213)	—	(6,213)
Remeasurement loss related to defined benefit plan	—	—	—	(59,480)	—	(59,480)	(93)	(59,573)
Equity related to non-current assets held for sale	—	—	—	(4,709)	—	(4,709)	—	(4,709)
Dividends to hybrid securities	—	—	—	—	(75,603)	(75,603)	—	(75,603)
Redemption of hybrid securities	—	(254,632)	—	(368)	—	(255,000)	—	(255,000)
Appropriation of retained earnings	—	—	—	208,158	(208,158)	—	—	—
Capital decrease of subsidiaries	—	—	5	—	—	5	(18)	(13)

June 30, 2018 (*)	3,381,392	2,763,256	285,885	(2,113,798)	16,473,453	20,790,188	206,423	20,996,611

The consolidated interim statements of changes in equity for the six months ended June 30, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative consolidated interim statements of changes in equity for the six months ended June 30, 2017 was not retrospectively restated in accordance with K-IFRS 1109.

See accompanying notes

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

	For the six months ended June 30
	2018 (*)	2017 (*)
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,316,316	1,109,015
Adjustments to net income:
Income tax expense	485,216	320,933
Interest income	(4,643,416)	(4,189,584)
Interest expense	1,878,942	1,639,264
Dividend income	(49,704)	(59,445)

	(2,328,962)	(2,288,832)

Additions of expenses not involving cash outflows:
Impairment losses due to credit loss	—	283,763
Share of losses of investments in joint ventures and associates	16,809	67,594
Loss on disposal of investments in joint ventures and associates	2,931	27,730
Loss on transaction and valuation of derivatives (hedging)	62,366	31,131
Loss on hedged items (fair value hedge)	—	15,846
Loss on provision	38,553	35,665
Retirement benefits	71,631	71,902
Depreciation and amortization	126,886	121,361
Loss on disposal of premises and equipment and other assets	221	608
Impairment loss on premises and equipment and other assets	2	160
Loss on financial assets at FVTOCI	477	—

	319,876	655,760

Deductions of income not involving cash inflows:
Reversal of impairment losses due to credit loss	28,438	—
Gain on valuation of financial assets at FVTPL (K-IFRS 1109)	167,268	—
Gain on valuation of financial instruments at FVTPL (K-IFRS 1039)	—	7,859
Gain on financial assets at FVTOCI	1,764	—
Gain on AFS financial assets	—	104,172
Gain on disposal of securities at amortized cost	431	—
Share of profits of investments in joint ventures and associates	15,347	3,316
Gain on disposal of investments in joint ventures and associates	—	32,886
Gain on transaction and valuation of derivatives (hedging)	28,943	11,656
Gain on hedged items (fair value hedge)	66,555	11,860
Gain on provisions	1,220	1,285
Gain on disposal of premises and equipment and other assets	17,037	1,675
Reversal of impairment loss on premises and equipment and other assets	341	32

	327,344	174,741

Changes in operating assets and liabilities:
Financial assets at FVTPL (K-IFRS 1109)	440,367	—
Financial assets at FVTPL (K-IFRS 1039)	—	(187,086)
Loans and other financial assets at amortized cost	(10,667,142)	—
Loans and receivables	—	(7,908,486)
Other assets	85,119	(995)
Deposits due to customers	3,149,083	5,182,735
Provisions	(26,838)	(98,114)
Net defined benefit liability	(97,206)	(19,799)
Other financial liabilities	7,366,307	2,790,480
Other liabilities	11,536	(29,837)

	261,226	(271,102)

Cash received from (paid for) operating activities:
Interest income received	4,609,449	4,281,385
Interest expense paid	(1,776,933)	(1,749,917)
Dividends received	49,917	62,014
Income tax paid	(312,471)	(236,246)

Net cash provided by operating activities	1,811,074	1,387,336

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017(CONTINUED)

	For the six months ended June 30
	2018 (*)	2017 (*)
	(Korean Won in millions)
Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of financial assets at FVTPL (K-IFRS 1109)	5,316,190	—
Disposal of financial assets at FVTOCI	4,280,921	—
Disposal of AFS financial assets	—	13,312,489
Redemption of securities at amortized cost	4,873,896	—
Redemption of HTM financial assets	—	4,665,209
Disposal of investments in joint ventures and associates	3,855	62,974
Disposal of investment properties	2,076	162
Disposal of premises and equipment	119	1,042
Disposal of intangible assets	3,779	933
Disposal of assets held for sale	50,190	6,488

	14,531,026	18,049,297

Cash out-flows from investing activities:
Net cash in-flows of business combination	71,559	—
Acquisition of financial assets at FVTPL (K-IFRS 1109)	5,342,987	—
Acquisition of financial assets at FVTOCI	5,075,580	—
Acquisition of AFS financial assets	—	11,268,756
Acquisition of securities at amortized cost	5,829,462	—
Acquisition of HTM financial assets	—	5,945,147
Acquisition of investments in joint ventures and associates	20,048	13,485
Acquisition of investment properties	7,311	1,221
Acquisition of premises and equipment	42,695	68,596
Acquisition of intangible assets	107,344	97,977

	16,496,986	17,395,182

Net cash provided by(used in) investing activities	(1,965,960)	654,115

Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	4,972,075	4,349,952
Issuance of debentures	10,100,189	10,299,507
Issuance of hybrid securities	—	559,565

	15,072,264	15,209,024

Cash out-flows from financing activities:
Repayment of borrowings	4,114,751	7,432,992
Repayment of debentures	11,441,709	8,223,263
Payment of dividends	336,636	269,308
Dividends paid on hybrid securities	75,683	100,627
Redemption of hybrid securities	255,000	1,323,400
Dividends paid on non-controlling interests	2,108	1,534

	16,225,887	17,351,124

Net cash used in financing activities	(1,153,623)	(2,142,100)

Net decrease in cash and cash equivalents	(1,308,509)	(100,649)

Cash and cash equivalents, beginning of the period	6,908,286	7,591,324

Effects of exchange rate changes on cash and cash equivalents	320,791	(113,551)

Cash and cash equivalents, end of the period	5,920,568	7,377,124

The consolidated interim statements of cash flows for the six months ended June 30, 2018 was prepared in accordance with K-IFRS 1109; however, the comparative consolidated interim statements of cash flows for the six months ended June 30, 2017 was not retrospectively restated to apply K-IFRS 1109.

See accompanying notes

WOORI BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2018 AND FOR THE THREE MONTHS AND THE SIX MONTHS ENDED JUNE 30, 2018 AND 2017

1.	GENERAL

(1)	Summary of the parent company

Woori Bank (hereinafter referred to the “Bank”), which is a controlling entity in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1110 – Consolidated Financial Statements, was established in 1899 and is engaged in the commercial banking business under the Banking Act, trust business and foreign exchange business under the Financial Investment Services and Capital Market Act.

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger (the “Merger”) with and into the Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, were reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of June 30, 2018, the common stock of the Bank amounts to 3,381,392 million Korean Won.

During the year ended December 31, 2016, the Korea Deposit Insurance Corporation (“KDIC”), the majority shareholder of the Bank, sold its 187 million shares in the Bank in accordance with the contract of “Disposal of Woori Bank’s shares to Oligopolistic Shareholders”. In addition to the sale, during the year ended December 31, 2017, KDIC sold additional 33 million shares. As of June 30, 2018 and December 31, 2017, KDIC held 125 million shares (18.43% ownership interest), of the Bank’s shares issued.

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange. As Woori Finance Holdings Co., Ltd. was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on the Korea Exchange and the New York Stock Exchange.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Asset Management Co., Ltd., and Woori Finance Research Institute Co., Ltd. as its subsidiaries.

The headquarters of the Bank is located in 51, Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 880 branches and offices in Korea, and 23 branches and offices overseas as of June 30, 2018.

(2)	The consolidated financial statements for Woori Bank and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)		Location	Financial statements as of (2018)
Subsidiaries	Main business	June 30, 2018	December 31, 2017
Woori Bank:
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	June 30
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	June 30
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Investment Bank Co., Ltd.	Other credit finance business	59.8	59.8	Korea	June 30
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	June 30
Woori America Bank	Finance	100.0	100.0	U.S.A.	June 30
Woori Global Markets Asia Limited	”	100.0	100.0	Hong Kong	June 30
Woori Bank China Limited	”	100.0	100.0	China	June 30
AO Woori Bank	”	100.0	100.0	Russia	June 30
PT Bank Woori Saudara Indonesia 1906 Tbk	”	79.9	79.9	Indonesia	June 30
Banco Woori Bank do Brasil S.A.	”	100.0	100.0	Brazil	June 30
Korea BTL Infrastructure Fund	”	99.9	99.9	Korea	June 30
Woori Fund Service Co., Ltd.	”	100.0	100.0	Korea	June 30
Woori Finance Cambodia PLC.	”	100.0	100.0	Cambodia	June 30
Woori Finance Myanmar Co., Ltd.	”	100.0	100.0	Myanmar	June 30
Wealth Development Bank	”	51.0	51.0	Philippines	June 30
Woori Bank Vietnam Limited	”	100.0	100.0	Vietnam	June 30
WB Finance Co., Ltd.	”	100.0	—	Cambodia	June 30
Kumho Trust First Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	June 30
Asiana Saigon Inc. (*1)	”	0.0	0.0	Korea	June 30
Consus Eighth Co., LLC (*1)	”	0.0	0.0	Korea	June 30
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*1)	”	15.0	15.0	Korea	June 30
Hermes STX Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
BWL First Co., LLC (*1)	”	0.0	0.0	Korea	June 30
Deogi Dream Fourth Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Jeonju Iwon Ltd. (*1)	”	0.0	0.0	Korea	June 30
Wonju I one Inc. (*1)	”	0.0	0.0	Korea	June 30
Heitz Third Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Woorihansoop 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Electric Cable First Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Woori International First Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Woori HJ First Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Woori WEBST 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Wibihansoop 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
HNLD 1st Inc.(*4)	”	—	0.0	Korea	—
Uri QS 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Uri Display 1st Co., Ltd.(*1)	”	0.0	0.0	Korea	June 30
Tiger Eyes 2nd Co., Ltd.(*1)	”	0.0	0.0	Korea	June 30
Woori Serveone 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Uri Display 2nd Co.,Ltd. (*1)	”	0.0	—	Korea	June 30
Woori the Colony Unjung Securitization Specialty Co., Ltd. (*1)	”	0.0	—	Korea	June 30
Woori Dream 1st Co., Ltd. (*1)	”	0.0	—	Korea	June 30
Woori HS 1st Co., Ltd. (*1)	”	0.0	—	Korea	June 30
Smart Casting Inc. (*1)	”	0.0	—	Korea	June 30
HeungkukWoori Tech Company Private Placement Investment Trust No. 1 and 6 beneficiary certificates (*2)	Securities investment and others	—	—	Korea	June 30
Principle Guaranteed Trust (*3)	Trust	0.0	0.0	Korea	June 30
Principle and Interest Guaranteed Trust (*3)	”	0.0	0.0	Korea	June 30

		Percentage of ownership (%)		Location	Financial statements as of (2018)
Subsidiaries	Main business	June 30, 2018	December 31, 2017
Woori Investment Bank:
Dongwoo First Securitization Specialty Co., Ltd. (*1)	Asset securitization	5.0	5.0	Korea	June 30
Seari First Securitization Specialty Co., Ltd. (*1)	”	5.0	5.0	Korea	June 30
Namjong 1st Securitization Specialty Co., Ltd. (*1)	”	5.0	5.0	Korea	June 30
Bukgeum First Securitization Specialty Co., Ltd. (*1)	”	5.0	5.0	Korea	June 30
Seori Second Securitization Specialty Co., Ltd. (*1)	Asset securitization	5.0	—	Korea	June 30
Bukgeum Second Securitization Specialty Co., Ltd. (*1)	”	5.0	—	Korea	June 30
Woori Card Co., Ltd.:
TUTU Finance-WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	June 30
Woori Card one of 2017-1 Securitization Specialty Co., Ltd. (*1)	Asset securitization	0.5	0.5	Korea	June 30
Woori Card one of 2017-2 Securitization Specialty Co., Ltd. (*1)	”	0.5	0.5	Korea	June 30

(*1)

The entity was a structured entity for the purpose of asset securitization and was in scope for consolidation. Although the Group is not a majority shareholder, the Group 1) had the power over the investee, 2) was exposed, or had rights, to variable returns from its involvement with the investee, and 3) had the ability to use its power to affect its returns.

(*2)

The entity was a structured entity for the purpose of investment in securities and was in scope for consolidation, considering that the Group 1) had the power over the investee, 2) was exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity was a money trust under the Financial Investment Services and Capital Markets Act and was in scope for consolidation. Although the Group was not a majority shareholder, the Group 1) has the power over the investee, 2) was exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a structured entity for the purpose of asset securitization and is not in scope for consolidation considering that the Group 1) does not have the power over the investee, 2) is not exposed, or does not have rights to variable returns from its involvement with the investee, and 3) does not have the ability to use its power to affect its returns.

(3)

As of June 30, 2018, and December 31, 2017, despite having more than 50% ownership interest, the Group has not consolidated the following companies as the Group does not have the ability to control following subsidiaries:

	As of June 30, 2018
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	57.1
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.3
Hana Walmart Real Estate Investment Trust 41-1 (*)	Korea	Securities Investment	77.0
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund I (*)	Korea	Securities Investment	66.2
Hangkang Sewage Treatment Plant Fund (*)	Korea	Securities Investment	55.6
Consus KyungJu Green Private Placement Real Estate Fund 1st (*)	Korea	Securities Investment	52.4

(*)

The Group owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Group has no power or control on the structured entities.

	As of December 31, 2017
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9
Hana Walmart Real Estate Investment Trust 41-1 (*)	Korea	Securities Investment	90.1
IGIS Global Private Placement Real Estate Fund No. 148-1 (*)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*)	Korea	Securities Investment	75.0

(*)

The Group owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Group has no power or control on the structured entities.

(4)

The summarized financial information before the elimination of intercompany transactions of the subsidiaries whose financial information was prepared under K-IFRS for the Group’s consolidated financial statements is as follows (Unit: Korean Won in millions):

	As of and for the six months ended June 30, 2018
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS Co., Ltd.	80,851	55,312	138,088	(7,006)	(7,040)
Woori Private Equity Asset Management Co., Ltd.	40,799	2,064	556	(1,493)	(1,490)
Woori Finance Research Institute Co., Ltd.	4,314	615	2,776	258	258
Woori Card Co., Ltd.	9,100,890	7,462,577	944,657	67,618	62,866
Woori Investment Bank Co., Ltd.	2,723,251	2,418,664	109,428	14,722	14,878
Woori Credit Information Co., Ltd.	34,130	6,167	17,601	839	839
Woori America Bank	2,073,420	1,777,327	42,624	11,186	24,091
Woori Global Markets Asia Limited	406,684	287,622	7,302	2,156	7,298
Woori Bank China Limited	5,120,070	4,596,883	143,390	7,382	25,267
AO Woori Bank	277,555	224,860	8,778	2,570	200
PT Bank Woori Saudara Indonesia 1906 Tbk	2,349,222	1,858,176	96,177	22,401	15,947
Banco Woori Bank do Brasil S.A.	155,083	125,288	7,341	882	(2,515)
Korea BTL Infrastructure Fund	777,576	297	14,704	12,865	12,865
Woori Fund Service Co., Ltd.	13,411	977	4,922	1,023	1,023
Woori Finance Cambodia PLC.	73,212	52,584	4,912	1,277	2,197
Woori Finance Myanmar Co., Ltd.	19,837	6,496	2,086	(187)	412
Wealth Development Bank	185,866	152,414	6,240	(2)	(788)
Woori Bank Vietnam Limited	1,142,018	990,228	23,746	3,545	8,822
WB Finance Co., Ltd.	227,582	186,772	—	—	—
Money trust under the FISCM Act (*)	1,573,367	1,543,491	24,029	(36)	(36)
Structured entity for the securitization of financial assets	1,226,022	1,631,837	32,089	12,202	5,725
Structured entity for the investments in securities	41,221	40	785	(798)	(1,869)

(*)	FISCM Act: Financial Investment Services and Capital Markets Act

	As of and for the year ended December 31, 2017
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS Co., Ltd.	103,932	71,386	252,460	1,940	(2,963)
Woori Private Equity Asset Management Co., Ltd.	42,894	2,670	7,257	(4,114)	(4,074)
Woori Finance Research Institute Co., Ltd.	3,790	350	4,733	83	64
Woori Card Co., Ltd.	8,605,993	6,973,705	1,771,157	101,214	107,321
Woori Investment Bank Co., Ltd.	1,880,157	1,588,610	183,376	20,023	20,210
Woori Credit Information Co., Ltd.	33,298	6,175	31,580	861	752
Woori America Bank	1,954,301	1,679,248	81,337	11,869	(16,833)
Woori Global Markets Asia Limited	290,226	178,343	11,345	1,922	(12,544)
Woori Bank China Limited	4,960,637	4,458,683	388,913	13,809	(15,252)
AO Woori Bank	201,704	149,101	15,656	4,748	1,217
PT Bank Woori Saudara Indonesia 1906 Tbk	2,230,617	1,745,171	192,485	38,488	(18,689)
Banco Woori Bank do Brasil S.A.	213,889	181,544	20,455	1,843	(2,840)
Korea BTL Infrastructure Fund	786,480	301	30,240	26,390	26,390
Woori Fund Service Co., Ltd.	12,653	1,242	9,021	1,398	1,398
Woori Finance Cambodia PLC.	51,304	32,873	5,895	983	(473)
Woori Finance Myanmar Co., Ltd.	18,236	5,307	2,506	791	15
Wealth Development Bank	191,049	156,808	13,632	1,323	(1,093)
Woori Bank Vietnam Limited	775,758	632,160	29,698	2,436	(15,347)
Money trust under the FISCM Act (*)	1,560,672	1,530,760	44,344	582	582
Structured entity for the securitization of financial assets	867,583	1,275,719	22,730	1,179	(2,800)
Structured entity for the investments in securities	34,939	76	377	(475)	(38,592)

(*)	FISCM Act: Financial Investment Services and Capital Markets Act

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for the securitization of financial assets

The structured entity is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through providing with credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of fund to the structured entity, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or principal only to some of its trust products. Due to the financial guarantees, the Group may be obliged to supplement when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

•

The Group is providing purchase commitment and credit facilities to structured entities that are subsidiaries of the Group. Purchase commitments guarantee the purchase and payment of outstanding commercial papers that were issued but were not repurchased by the structured entities. Credit facilities allow lending of funds to structured entities under certain conditions when there are grounds for discontinuing the issuance of commercial papers, or when structured entities default due to some reasons.

As of June 30, 2018, the Group is providing credit facilities (including ABCP purchase commitments, etc.) amounting to 1,156,431 million Won to aforementioned structured entities.

(6)

The Group has entered into various agreements with structured entities such as asset securitization vehicles, structured finance and investment funds, and monetary funds. Where it is determined in accordance with K-IFRS 1110 that the Group has no controlling power over such structured entities, the entities are not consolidated. The nature of interests, which the Group retains, and the risks, to which the Group is exposed, of the unconsolidated structured entities are as follows:

The interests to unconsolidated structured entities, which the Group retains, are classified to asset securitization vehicles, structured finance and investment fund, based on the nature and the purpose of the structured entities.

Asset securitization vehicle issues asset-backed securities and redeems the principal and interest or distributes dividends on asset-backed securities with profits from collecting cash flows or sale of securitized assets. The Group, as a secondary guarantor, provides purchase commitments for its asset-backed securities or guarantees to such asset securitization vehicle and recognizes commission income or interest income related to the commitment or guarantees. Therefore, the Group would be exposed to risks to purchases or pays back asset-backed securities issued by the vehicles when a primary guarantor fails to provide the financing asset securitization vehicles.

Structured finance includes investments in project financing on real estates, social overhead capital (“SOC”), infrastructure and shipping finance. They are formed as special purpose entity by funding through equity investments and loans from various investors. Investment decisions are made by the Group based on business outlook of such projects. In relation to such investments, the Group recognizes interest income on loans, gains or losses on valuation of equity investments or dividend income. The structured finance is secured by additional funding agreement, guarantee or credit facilities. However, the structured financing project would fail to return the capital of equity investments or principal of loans to the Group if it is discontinued or did not achieve business outcome.

Investment funds include trusts and private equity funds. A trust is formed by contributions from various investors, operated by a manager engaged to the trust and distributed proceeds from sales of investments to the investors. A private equity fund is established in order to acquire ownership interests in a portfolio company with exit strategy after implementing financial and operational restructuring of the company. The Group recognizes unrealized gains or losses on change in value of investments in proposition of ownership interests in investments. The Group would be exposed to risks of loss when the value of portfolio investment is decreased.

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized in conjunction with the unconsolidated structured entities as of June 30, 2018 and December 31, 2017 are as follows (Unit: Korean Won in millions):

	June 30, 2018
	Asset securitization vehicle	Structured finance	Investment Funds
Total asset of the unconsolidated structured entities	7,955,990	36,949,944	14,777,372
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	2,956,395	2,162,493	1,333,612
Financial assets at FVTPL	232,931	69,259	1,079,544
Financial assets at FVTOCI	499,861	49,538	—
Financial assets at amortized cost	2,223,211	2,039,184	10,697
Investments in joint ventures and associates	—	885	243,371
Derivative assets	392	3,627	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,442	1,587	81
Derivative liabilities	361	749	—
Other liabilities (including provisions)	1,081	838	81
The maximum exposure to risks	3,697,522	2,818,678	1,398,067
Investments	2,956,395	2,162,493	1,333,612
Credit facilities	741,127	656,185	64,455
Loss recognized on unconsolidated structured entities	158	8,757	9,110

	December 31, 2017
	Asset securitization vehicle	Structured finance	Investment Funds
Total asset of the unconsolidated structured entities	7,295,601	40,172,830	13,641,135
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	3,215,159	2,314,043	1,138,523
Loans and receivables	43,180	1,969,760	—
Financial assets held for trading	—	233,428	10,160
AFS financial assets	902,390	106,819	904,774
HTM financial assets	2,269,451	—	—
Investments in joint ventures and associates	—	—	223,589
Derivative assets	138	4,036	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,433	1,506	—
Derivative liabilities	575	968	—
Other liabilities (including provisions)	858	538	—
The maximum exposure to risks	4,032,531	2,918,448	1,138,523
Investments	3,215,159	2,314,043	1,138,523
Credit facilities	817,372	604,405	—
Loss recognized on unconsolidated structured entities	837	3,939	5,993

(7)	Subsidiaries of which non-controlling interests are significant to the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	June 30, 2018	December 31, 2017
Woori Investment Bank	125,809	119,111
PT Bank Woori Saudara Indonesia 1906 Tbk	66,004	64,877
Wealth Development Bank	16,391	16,778

2)	Net income attributable to non-controlling interests

	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Woori Investment Bank	5,912	5,072
PT Bank Woori Saudara Indonesia 1906 Tbk	4,508	5,048
Wealth Development Bank	(1)	515

3)	Dividends to non-controlling interests

	For the six months ended June 30, 2018	For the six months ended June 30, 2017
PT Bank Woori Saudara Indonesia 1906 Tbk	2,082	1,513

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	Basis of presentation

The Group’s consolidated interim financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting and K-IFRS 1110, Consolidated Financial Statements. It is necessary to use the annual consolidated financial statements for the year ended December 31, 2017 for understanding of the accompanying interim financial statements.

Unless stated below, the accounting policies applied in preparing the accompanying consolidated interim financial statements have been applied consistently with the annual consolidated financial statements as of and for the year ended December 31, 2017.

1)	The Group has newly adopted the following adoption of K-IFRS that affected the Group’s accounting policies:

•	Adoption of K-IFRS 1109 – Financial instruments (enacted)

The Group applied for the first time as of January 1, 2018, the adoption to K-IFRS 1109 and other standards related to K-IFRS 1109, which introduces new rules: 1) classification and measurement of financial assets and financial liabilities, 2) impairment of financial assets, and 3) hedge accounting.

The Group decided not to restate the prior period figures when applying the Standard for the first time, thus the comparative financial statements presented are not restated.

The main contents of the new accounting standard and the effect on the financial statements of the Group are as follows:

a) Classification and measurement of financial assets and financial liabilities

All financial assets included in the scope of K-IFRS 1109 are subsequently measured at amortized cost or fair value based on the business model for the management of financial assets and the nature of the contractual cash flows.

Debt instruments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods (financial assets at amortized cost).

Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are generally measured at fair value through other comprehensive income (financial assets at fair value through other comprehensive income (“FVTOCI”)).

All other debt instruments and equity instruments are measured at their fair value at the end of subsequent accounting periods (financial assets at fair value through profit or loss (“FVTPL”)).

Notwithstanding the foregoing, the Group may make the following irrevocable choice or designation at the time of initial recognition of financial assets.

The Group may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument within the scope of this Standard that is neither held for trading nor contingent consideration recognized by an acquirer in a business combination to which K-IFRS 1103 applies.

At initial recognition, financial assets at amortized cost or FVTOCI may be irrevocably designated as financial assets at fair value through profit or loss mandatorily measured at fair value if doing so eliminate or significantly reduce a measurement or recognition inconsistency.

As of the date of first adoption of K-IFRS 1109, there are no debt instruments classified either as financial assets at amortized cost or FVTOCI that are designated as financial assets at fair value through profit or loss.

When debt instruments measured at FVTOCI are removed, the cumulative gain or loss recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment. On the other hand, for equity instruments designated as financial assets at fair value through other comprehensive income, cumulative gains or losses previously recognized in other comprehensive income are not subsequently reclassified to profit or loss. Debt instruments measured subsequently at amortized cost or fair value through other comprehensive income are subject to impairment provisions.

The classification and measurement of financial assets and financial liabilities in accordance with K-IFRS 1109 and K-IFRS 1039 as of January 1, 2018 are as follows (Unit: Korean Won in millions):

Account	Classification according to K-IFRS 1039	Classification according to K-IFRS 1109	Classification according to K-IFRS 1039	Reclassification	Remeasurement	Classification according to K-IFRS 1109
Deposit	Loans and receivables	Loan and other financial assets at amortized cost	8,870,835	—	—	8,870,835
Deposit	Financial assets at FVTPL	Financial assets at FVTPL	25,972	—	—	25,972
Debt securities	Financial assets at FVTPL	Financial assets at FVTPL(*)	2,654,027	—	—	2,654,027
Equity securities	Financial assets at FVTPL	Financial assets at FVTPL(*)	47,304	—	—	47,304
Derivatives	Financial assets at FVTPL	Financial assets at FVTPL(*)	3,115,775	(2,137)	—	3,113,638
Equity securities	Available-for-sale financial assets	Financial assets at FVTPL(*)	1,273,498	1,219	—	1,274,717
Equity securities	Available-for-sale financial assets	Financial assets at FVTOCI	850,207	—	—	850,207
Debt securities	Available-for-sale financial assets	Financial assets at FVTPL	46,855	—	—	46,855
Debt securities	Available-for-sale financial assets	Financial assets at FVTOCI	12,874,209	—	—	12,874,209
Debt securities	Available-for-sale financial assets	Securities at amortized cost	308,181	—	14,119	322,300
Debt securities	Held to maturity financial assets	Securities at amortized cost	16,749,296	—	—	16,749,296
Loans	Loans and receivables	Financial assets at FVTPL (*)	279,032	918	50	280,000
Loans	Loans and receivables	Loan and other financial assets at amortized cost	253,014,491	—	—	253,014,491
Derivatives	Derivatives	Derivatives	59,272	—	—	59,272
Other financial assets	Loans and receivables	Loan and other financial assets at amortized cost	6,772,088	—	—	6,772,088

Total financial assets			306,941,042	—	14,169	306,955,211

(*)

Under K-IFRS 1039, the embedded derivatives out of hybrid financial instruments are accounted for as derivatives assets or liabilities if the criteria for separation of the embedded derivative are met and the rest of host contracts in those instruments are recorded as available-for-sale financial assets or loans and receivables respectively. Since K-IFRS 1109 requires financial instruments be accounted for based on the terms of the entire financial instruments, the hybrid financial assets are revalued and recorded as financial assets at fair value through profit or loss.

Account	Classification according to K-IFRS 1039	Classification according to K-IFRS 1109	Classification according to K-IFRS 1039	Reclassification	Remeasurement	Classification according to K-IFRS 1109
Deposit due to customers	Financial liabilities at FVTPL	Financial liabilities at FVTPL	25,964	—	—	25,964
Deposit due to customers	Deposit due to customers	Financial liabilities at amortized cost	234,695,084	—	—	234,695,084
Borrowings	Borrowings	Financial liabilities at amortized cost	14,784,706	—	—	14,784,706
Debentures	Financial liabilities at FVTPL	Financial liabilities at FVTPL	91,739	—	—	91,739
Debentures	Debentures	Financial liabilities at amortized cost	27,869,651	—	—	27,869,651
Equity-linked securities	Financial liabilities at FVTPL	Financial liabilities at FVTPL	160,057	—	—	160,057
Derivatives liabilities	Financial liabilities at FVTPL	Financial liabilities at FVTPL	3,150,149	—	—	3,150,149
Derivatives liabilities	Derivatives liabilities	Derivatives liabilities	67,754	—	—	67,754
Other financial liabilities	Other financial liabilities	Financial liabilities at amortized cost	13,892,461	—	—	13,892,461
Provision for financial guarantee	Provision for financial guarantee	Financial liabilities at amortized cost	71,697	—	—	71,697

Total financial liabilities			294,809,262	—	—	294,809,262

At the date of the initial application of K-IFRS 1109, there were no financial assets or liabilities measured at FVTPL that were reclassified to FVTOCI or amortized cost category.

As of the date of first adoption of K-IFRS 1109, the amount of valuation gain or loss and fair value of financial assets that would have been recognized in the book, had the entity decided not to reclassify financial assets at FVTPL or FVTOCI that has been reclassified into financial assets at amortized cost, is as follows: (Unit: Korean Won in millions)

Account subject	Category before the adoption of K-IFRS 1109	Amount of valuation gain/loss had it not been reclassified	Fair value
Debt securities	AFS securities	(236)	302,638

b) Impairment of financial assets

The impairment model under K-IFRS 1109 reflects expected credit losses, as opposed to incurred credit losses under K-IFRS 1039. Under the impairment approach in K-IFRS 1109, it is no longer necessary for a credit event to have occurred before credit losses are recognized. Instead, the Group accounts for expected credit losses and changes in those expected credit losses. The amount of expected credit losses should be updated at each reporting date to reflect changes in credit risk since initial recognition.

The Group is required to recognize the expected credit losses for financial instruments measured at amortized cost or FVTOCI, and loan commitments and financial guarantee contracts that are subject to the impairment provisions of K-IFRS 1109. In particular, when the credit risk of the financial instruments are significantly increased after initial recognition, or when the credit quality of the financial instruments are already impaired at acquisition, the loss allowance is measured as the expected credit loss for the whole life of the financial assets. If the credit risk of a financial instruments does not increase significantly after initial recognition (excluding POCI loans - for financial assets already impaired at initial recognition), the Group measures the loss allowance on the financial instruments at the amount equivalent to the expected 12-month credit loss.

Management determined the credit risk at the date of initial recognition of the financial instrument in accordance with K-IFRS 1109 and provided a reasonable and supportive measure that can be used without undue cost or effort in comparison with the credit risk of the initial application date (January 1, 2018) the Group used information that could be used to assess the impairment of the Group’s financial assets, lending arrangements and financial guarantees at the date of initial application. As of January 1, 2018, the evaluation results are as follows (Unit: Korean Won in millions):

Account	Classification according to K-IFRS 1039	Classification according to K-IFRS 1109	Loss allowance per K-IFRS 1039(A)	Loss allowance per K-IFRS 1109 (B)	Increases (B-A)
Deposit	Loans and receivables	Loans and other financial assets at amortized cost	2,458	3,092	634
Debt securities
AFS debt securities	AFS financial assets	Financial assets at FVTOCI	—	4,236	4,236
HTM securities	HTM financial assets	Securities at amortized cost	—	5,078	5,078
Loans and other financial assets	Loans and receivables	Loans and other financial assets at amortized cost	1,827,785	2,076,873	249,088
Payment guarantee			183,247	192,924	9,677
Loan commitment			66,115	104,985	38,870

Total			2,079,605	2,387,188	307,583

c) Classification and measurement of financial liabilities

One of the major changes related to the classification and measurement of financial liabilities as a result of the adoption of K-IFRS 1109 is the change in the fair value of financial liabilities designated at fair value through profit or loss due to the changes in issuer’s own credit risk. The Group recognizes the effect of changes in the credit risk of financial liabilities designated as at FVTOCI in other comprehensive income, except for cases where it causes or disproves accounting mismatch of the profit or loss. Changes in fair value due to credit risk of financial liabilities are not subsequently reclassified to profit or loss, but are reclassified as retained earnings when financial liabilities are eliminated.

In accordance with K-IFRS 1039, the entire of changes in fair value of financial liabilities designated as at FVTPL are recognized in profit or loss. As of January 1, 2018, the Group designated 251,796 million Korean Won of FVTPL out of 294,813,795 million of financial liabilities, and recognized 133 million Korean Won as accumulated other comprehensive loss in relation to the changes in credit risk of financial liabilities.

d) Hedge accounting

The new hedge accounting model maintains three types of hedge accounting. However, it is introduced more flexibility in the types of transactions that are eligible for hedge accounting and is expanded the types of hedging instruments and non-financial hedge items that qualify for hedge accounting. As a whole, it has been amended and replaced by the principle of “economic relationship” between the hedged item and the hedging instrument. Retrospective assessment of the hedging effectiveness is no longer required. Additional disclosure requirements have been introduced in relation to the Group’s risk management activities.

In accordance with the transitional provisions of K-IFRS 1109 on hedge accounting, the Group adopted the hedge accounting provisions of K-IFRS 1109 prospectively from January 1, 2018. As of the date of initial application, the Group has considered that the hedging relationship in accordance with K-IFRS 1039 is appropriate for hedge accounting under K-IFRS 1109, thus the hedging relationship is considered to exist continually. Since the major conditions for hedging instruments and the hedged items are consistent, all hedging relationships are consistent with the effectiveness assessment requirements of K-IFRS 1109. The Group has not designated a hedging relationship in accordance with K-IFRS 1109 in which the hedge relationship would not have met the requirements for hedge accounting under K-IFRS 1039.

Consistent with prior periods, the Group continues to designate fair value changes in interest rate swaps as hedging instruments in the fair value hedge relationship.

e) Effect on equity as a result of adoption of K-IFRS 1109

The effect on equity due to the adoption of K-IFRS 1109 as of January 1, 2018 is as follows (Unit: Korean Won in millions):

•	Impact on accumulated other comprehensive loss as result of financial assets at FVTOCI, etc.

Amount
Beginning balance (prior to K-IFRS 1109)	(89,724)
Reclassification	(392,176)
Reclassification of available-for-sale financial assets to financial assets at Amortized cost	494
Reclassification of available-for-sale financial assets to financial assets at FVTPL	(152,124)
Recognition of expected credit losses of debt securities at FVTOCI	4,293
Reclassified of available for sale financial assets(equity securities) to financial assets at FVTOCI	(397,508)
Effect on changes in credit risk of financial liabilities at fair value through profit or loss designated as upon initial recognition	(133)
Others	3,006
Income tax effect	149,796

Ending balance (based on K-IFRS 1109)	(481,900)

•	Retained earnings impact

Amount
Beginning balance (prior to K-IFRS 1109)	15,620,006
Reclassification	177,091
Reclassification of available-for-sale financial assets to financial assets at Amortized cost	(494)
Reclassification of available-for-sale financial assets to financial assets at FVTPL	152,067
Recognition of expected credit losses of debt instruments at FVTOCI	(4,236)
Reclassified of available for sale financial assets(equity securities) to financial assets at FVTOCI	397,508
Effect on revaluation of financial assets at amortized cost from loan and receivables or AFS financial assets	282
Recognition of expected credit losses of financial assets at amortized cost which were previously loan and receivables	(240,683)
Effect of payment guarantees / unused commitments on liabilities	(48,548)
Effect on changes in credit risk of financial liabilities at fair value through profit or loss designated as upon initial recognition	133
Others	(4,457)
Income tax effect	(74,482)

Ending balance(based on K-IFRS 1109)	15,797,097

•	Adoption of K-IFRS 1115 – Revenue from contracts with customers (enacted)

The Group adopted K-IFRS 1115 for the first time and decided to retrospectively apply the cumulative effect of the first application of K-IFRS 1115 as of January 1, 2018. In addition, the Standard has been retrospectively applied only to contracts that are not completed on the date of initial application, and all contractual changes made prior to the first application date are not rewritten.

In addition, the Group decided not to restate the prior periods when applying K-IFRS 1115 for the first time. Accordingly, the Group has not retroactively restated the comparative consolidated financial statements presented herein.

•	Amendments to K-IFRS 1102 – Classification and Measurement of Share-based Payment Transactions

The amendments clarify the following; i) In estimating the fair value of a cash-settled share-based payment, the accounting for the effects of vesting and non-vesting conditions should follow the same approach as for equity-settled share-based payments ii) Where tax law or regulation requires an entity to withhold a specified number of equity instruments equal to the monetary value of the employee’s tax obligation to meet the employee’s tax liability which is then remitted to the tax authority, i.e. the share-based payment arrangement has a ‘net settlement feature’, such an arrangement should be classified as equity-settled in its entirety, provided that the share-based payment would have been classified as equity-settled had it not included the net settlement feature, iii) A modification of a share-based payment that changes the transaction from cash-settled to equity-settled should be accounted for as follows; a) the original liability is derecognized; b) the equity-settled share-based payment is recognized at the modification date fair value of the equity instrument granted to the extent that services have been rendered up to the modification date; and c) any difference between the carrying amount of the liability at the modification date and the amount recognized in equity should be recognized in profit or loss immediately.

•	Amendments to K-IFRS 1040 – Transfers of Investment Property

The amendments clarify that a transfer to, or from, investment property necessitates an assessment of whether a property meets the definition of investment property, supported by observable evidence that a change in use has occurred. The amendments further clarify that the situations listed in K-IFRS 1040 are not exhaustive and that a change in use is possible for properties under construction (i.e. a change in use is not limited to completed properties).

•	Amendments to K-IFRS 2122 – Foreign Currency Transactions and Advance Consideration

K-IFRS 2122 addresses how to determine the ‘date of transaction’ for the purpose of determining the exchange rate to use on initial recognition of an asset, expense or income (or part of them), when consideration for that item has been paid or received in advance in a foreign currency which resulted in the recognition of a non-monetary asset or non-monetary liability (e.g. a non-refundable deposit or deferred revenue).

The Interpretation specifies that the date of transaction is the date on which the entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the Interpretation requires an entity to determine the date of transaction for each payment or receipt of advance consideration.

•	Annual Improvements to K-IFRS 2014-2016 Cycle

The amendments include partial amendments to K-IFRS 1101 ‘First-time Adoption of K-IFRS’ and K-IFRS 1028 ‘Investments in Associates and Joint Ventures.’ Amendments to K-IFRS 1028 provide that an investment company such as a venture capital investment vehicle may selectively designate each of its investment in associates and/or joint ventures to be measured at fair value through profit or loss mandatorily measured at fair value, and that such designation must be made at the time of each investment’s initial recognition. In addition, when non-investment companies apply equity method to investment in associates and/or joint ventures that are investment companies, these companies may apply the same fair value measurement used by the said associates to value their own subsidiaries. This accounting treatment may be selectively applied to each associate.

There are no significant impacts on financial statements due to newly adopted accounting standards except for K-IFRS 1109.

2)	The Group has not applied the following K-IFRS that have been issued but are not yet effective:

•	K-IFRS 1116—Leases(enacted)

K-IFRS 1116 introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. K-IFRS 1116 will supersede the current lease guidance including K-IFRS 1017 Leases and the related interpretations, and will be applied to periods beginning on or after January 1, 2019.

K-IFRS 1116 distinguishes leases and service contracts on the basis of whether an identified asset is controlled by a customer. Distinctions of operating leases and finance leases are removed for lessee accounting, and is replaced by model where a right-of-use asset and corresponding liability have to be recognized for all leases by lessees except for short-term leases and leases of low value assets.

The right-of-use asset is initially measured at cost and subsequently measured at cost (subject to certain exceptions) less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others. Furthermore, the classification of cash flows will also be affected as operating lease payments under K-IFRS 1017 are presented as operating cash flows; whereas under the K-IFRS 1116 model, the lease payments will be split into a principal and an interest portion which will be presented as financing and operating cash flows respectively.

In contrast to lessee accounting, K-IFRS 1116 substantially carries forward the lessor accounting requirements in K-IFRS 1017, and continues to require a lessor to classify a lease either as an operating lease or a finance lease. Also, K-IFRS 1116 requires expanded disclosures.

According to the preliminary assessment of the Group, the lease agreements entered into by the Group as of June 30, 2018 are expected to meet the definition of lease under the Standard, and accordingly, if the Group adopts the Standard, it applies to all leases except short-term leases and leases of low value assets, and the Group will recognize the right-of-use assets and related liabilities accordingly. The Group is currently analyzing the potential impact of this standards as of June 30, 2018.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

In the application of the Group’s accounting policies to the interim financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the consolidated financial statements for the year ended December 31, 2017, except the Group’s policy, accounting estimates and assumptions described below;

(1)	Income taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations which makes the ultimate tax determination uncertain. If certain portion of the taxable income is not used for investments, increase in wages, and others in accordance with the Tax System for Promotion of investment and Collaborative Cooperation (Recirculation of Corporate Income), the Group is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2018. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Group’s income tax is dependent on the investments, increase in wages, and others, there exists uncertainty with regard to measuring the final tax effects.

(2)	Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

In accordance with K-IFRS 1109, the Group tests impairment and recognizes allowances for losses on financial assets classified at amortized cost, and debt instruments measured at fair value through other comprehensive income and lease receivables through impairment testing and recognizes provisions for guarantees, and unused loan commitments. Accuracy of provisions for credit losses is dependent upon estimation of expected cash flows of the borrower for individually assessed allowances of loans, and upon assumptions and methodology used for collectively assessed allowances for the Group’s of loans, guarantees and unused loan commitments.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the allocation of risk capital and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and unused commitment.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		June 30, 2018	December 31, 2017
Loans and other financial assets at amortized cost	Korean treasury and government agencies	17,912,135	—
	Banks	21,942,788	—
	Corporates	92,333,155	—
	Consumers	145,531,925	—

	Subtotal	277,720,003	—

Loans and receivables	Korean treasury and government agencies	—	8,823,584
	Banks	—	26,845,309
	Corporates	—	90,570,551
	Consumers	—	140,866,760

	Subtotal	—	267,106,204

Financial assets at FVTPL (K-IFRS 1109)	Deposit	24,921	—
	Debt securities	1,993,851	—
	Loans and receivables	336,967	—
	Derivative assets	2,391,211	—

	Subtotal	4,746,950	—

Financial assets at FVTPL (K-IFRS 1039)	Deposit	—	25,972
	Debt securities	—	2,644,333
	Financial assets designated at FVTPL	—	9,694
	Derivative assets	—	3,115,775

	Subtotal	—	5,795,774

Financial assets at FVTOCI	Debt securities	13,738,829	—
AFS financial assets	Debt securities	—	13,229,244
Securities at amortized cost	Debt securities	17,702,129	—
HTM financial assets	Debt securities	—	16,749,296
Derivative assets	Derivative assets (hedging)	12,395	59,272
Off-balance accounts	Guarantees	12,372,573	12,859,715
	Loan commitments	98,251,006	80,760,325

	Subtotal	110,623,579	93,620,040

	total	424,543,885	396,559,830

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	June 30, 2018
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	258,023,468	4,589,930	4,514,541	1,268,461	400,907	8,922,696	277,720,003
Securities at amortized cost	17,531,402	—	64,856	—	—	105,871	17,702,129
Financial assets at FVTPL	4,493,256	6,077	—	147,242	—	100,375	4,746,950
Financial assets at FVTOCI	12,749,695	50,874	43,352	78,485	2,274	814,149	13,738,829
Derivative assets	7,450	—	—	4,945	—	—	12,395
Off-balance accounts	108,052,029	928,841	175,050	70,503	31,216	1,365,940	110,623,579

Total	400,857,300	5,575,722	4,797,799	1,569,636	434,397	11,309,031	424,543,885

	December 31, 2017
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and receivables	250,678,479	4,104,912	2,823,247	1,094,988	381,890	8,022,688	267,106,204
Financial assets at FVTPL	5,551,870	2,937	—	148,955	—	92,012	5,795,774
AFS debt securities	12,407,602	52,259	151,131	—	—	618,252	13,229,244
HTM securities	16,606,692	—	63,732	—	—	78,872	16,749,296
Derivative assets	16,590	—	—	42,682	—	—	59,272
Off-balance accounts	91,603,852	529,193	172,570	66,974	25,039	1,222,412	93,620,040

Total	376,865,085	4,689,301	3,210,680	1,353,599	406,929	10,034,236	396,559,830

(*)	Others consist of financial assets in Indonesia, Hong Kong, Singapore, and other countries.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	June 30, 2018
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	48,025,922	35,583,702	42,207,115	3,657,220	138,906,711	9,339,333	277,720,003
Securities at amortized cost	1,142,178	—	11,516,407	313,936	—	4,729,608	17,702,129
Financial assets at FVTPL	97,529	166,054	3,404,674	43,899	3,019	1,031,775	4,746,950
Financial assets at FVTOCI	434,389	54,445	9,020,012	214,549	—	4,015,434	13,738,829
Derivative assets	—	—	12,395	—	—	—	12,395
Off-balance accounts	18,236,857	22,675,034	9,503,718	4,052,757	49,105,163	7,050,050	110,623,579

Total	67,936,875	58,479,235	75,664,321	8,282,361	188,014,893	26,166,200	424,543,885

	December 31, 2017
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	47,192,641	34,502,509	38,260,051	3,574,746	133,094,287	10,481,970	267,106,204
Financial assets at FVTPL	100,766	83,239	4,640,068	15,073	1,040	955,588	5,795,774
AFS debt securities	707,737	37,719	7,331,774	153,534	—	4,998,480	13,229,244
HTM securities	1,348,754	—	10,962,149	296,214	—	4,142,179	16,749,296
Derivative assets	—	—	59,272	—	—	—	59,272
Off-balance accounts	16,892,926	21,427,378	9,841,379	3,842,479	36,928,554	4,687,324	93,620,040

Total	66,242,824	56,050,845	71,094,693	7,882,046	170,023,881	25,265,541	396,559,830

3)	Credit risk exposure

The allowance to be recognized under K-IFRS 1109 is the amount of expected 12-month credit loss or the expected lifetime credit loss, according to the three stages of credit risk deterioration since initial recognition as shown below:

	Stage 1	Stage 2	Stage 3
	Credit risk has not significantly increased since initial recognition(*)	Credit risk has significantly increased since initial recognition	Credit has been impaired
Allowance for expected credit losses	Expected 12-month credit losses:	Expected lifetime credit losses:
	Expected credit losses due to possible defaults on financial instruments within a 12-month period from the reporting date.	Expected credit losses from all possible defaults during the expected lifetime of the financial instruments.

(*)	Credit risk may be considered to not have been significantly increased when credit risk is low at the reporting date.

The Group has estimated the allowance for credit losses based on experience losses with taken account of forward-looking information.

The probability of default and loss at given default per financial assets considering account type of borrowers, credit rate grade, portfolio are used in estimation of allowance for expected credit losses and those factors are reviewed periodically to reduce the difference of expected losses and actual losses.

The Group also measures expected credit losses using supportive and reasonable macroeconomic indicators, such as economic growth rates, interest rates, and composite stock indices. The methods for the estimation of forward-looking are also regularly reviewed.

The Group undertakes the following procedures in order to predict and apply the forward-looking economic information:

•	Development of a prediction model by analyzing the correlation between macroeconomic data and yearly default rate of corporate and retail exposures.

•

Calculation of predicted annual default rate by applying forward-looking economic information, which includes estimated macroeconomic indices provided by verified institutions such as Bank of Korea and National Assembly Budget Office, to the prediction model developed.

•

If the predicted default rate is above the applicable default rate of the current period, application of the increase in default rate as a form of adjustment coefficient to the forward-looking economic information, thereby adjusting the current period estimation.

At the end of each period the Group evaluates whether there has been a significant increase in the credit risk since initial recognition. The Group is assessing the change in the risk of a default occurring over the expected life of the financial instruments instead of the change in the amount of expected credit losses. The Group distinguishes corporates/consumers exposures when determining significant increase in credit risk, and the applied methodology is as follows:

Corporates exposure	Consumers exposure
Under precautionary in assets quality	Under precautionary in assets quality
More than 30 days past due	More than 30 days past due
Watch grade in early warning system	Significant decreases in credit ratings
Significant change of borrower financial situation (Working capital deficiencies, Adverse opinion, Disclaimer of opinion)
Significant decreases in credit ratings

At the end of each reporting period, the Group assesses whether there is a significant increase in credit risk at the end of the reporting period compared to its initial recognition. The Group uses credit ratings, asset soundness, early warning systems, and delinquency days to determine whether the credit risk has significantly increased.

The financial assets are impaired if the following conditions are met;

•	The principal and interest of the loan has been overdue for more than 90 days due to the serious deterioration of the credit condition,

•	It is deemed that the borrowers will not pay any portion of the debts without actions of recourse such as the disposition of the collateral is not taken

•	Objective evidence of impairment of financial assets are identified

The Group writes off assets when it is determined that the receivables are virtually impossible to collect. The Group determines which receivable to write-off and subsequently writes them off in accordance with the company’s policy. Regardless of whether assets have been written off, the Group may continue to exercise its right of collection in accordance with company’s policy on receivables collection.

a)	Financial assets

The maximum exposure to credit risk, except for financial assets at FVTPL and derivative asset is as follows (Unit: Korean Won in millions):

	June 30, 2018
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Total	Loss allowance	Total, net	Collateral value of damaged property
Loans and other financial assets at amortized cost	246,719,865	18,794,529	6,195,331	5,772,369	2,068,664	279,550,758	(1,830,755)	277,720,003	789,660
Korean treasury and government agencies	17,916,231	—	—	—	—	17,916,231	(4,096)	17,912,135	—
Banks	21,599,560	83,471	269,742	—	10,905	21,963,678	(20,890)	21,942,788	—
Corporates	72,113,414	15,745,380	582,857	3,618,576	1,482,948	93,543,175	(1,210,020)	92,333,155	555,228
General business	42,620,870	6,674,237	510,663	1,681,120	1,231,634	52,718,524	(843,365)	51,875,159	405,304
Small- and medium-sized enterprise	25,012,286	8,491,759	72,194	1,766,232	222,804	35,565,275	(327,323)	35,237,952	130,181
Project financing and others	4,480,258	579,384	—	171,224	28,510	5,259,376	(39,332)	5,220,044	19,743
Consumers	135,090,660	2,965,678	5,342,732	2,153,793	574,811	146,127,674	(595,749)	145,531,925	234,432
Securities at amortized cost	17,707,379	—	—	—	—	17,707,379	(5,250)	17,702,129	—
Financial assets at FVTOCI (*3)	13,675,528	48,126	15,175	—	—	13,738,829	(4,670)	13,738,829	—

Total	278,102,772	18,842,655	6,210,506	5,772,369	2,068,664	310,996,966	(1,840,675)	309,160,961	789,660

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has not been disclosed as the amount before deducting provisions because the carrying amount does not decrease.

•	Loans and receivables

	December 31, 2017
	Korean treasury and government agencies		Corporates				Consumers
		Banks	General business	Small and medium sized enterprise	Project financing and others	Subtotal		Total
Loans and receivables neither overdue nor impaired	8,825,767	26,861,286	50,463,112	34,107,547	5,547,950	90,118,609	139,886,407	265,692,069
Loans and receivables overdue but not impaired	8	—	65,616	63,067	—	128,683	878,406	1,007,097
Impaired loans and receivables	—	—	1,402,131	251,431	46,717	1,700,279	537,001	2,237,280

Total	8,825,775	26,861,286	51,930,859	34,422,045	5,594,667	91,947,571	141,301,814	268,936,446

Allowance for credit losses	2,191	15,977	1,078,733	267,162	31,125	1,377,020	435,054	1,830,242

Total, net	8,823,584	26,845,309	50,852,126	34,154,883	5,563,542	90,570,551	140,866,760	267,106,204

•	Debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (ECAI)’s rating is as follows (Unit: Korean Won in millions):

	December 31, 2017
	Financial assets at FVTPL (*)	AFS debt securities	HTM securities	Total
AAA	1,685,099	9,897,689	15,806,327	27,389,115
AA- ~ AA+	722,923	2,386,567	888,547	3,998,037
BBB- ~ A+	236,311	876,482	52,188	1,164,981
Below BBB-	9,694	68,506	2,234	80,434

Total	2,654,027	13,229,244	16,749,296	32,632,567

(*)	Financial assets at FVTPL comprise debt securities held for trading and financial assets designated at FVTPL

b)	Guarantees and loan commitments

The credit quality of the guarantees and loan commitments as of June 30, 2018 as follows (Unit: Korean Won in millions):

	June 30, 2018
Financial assets	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Total
Off-balance accounts
Guarantees	10,684,154	1,104,097	12,464	390,253	181,605	12,372,573
Loan commitments	92,335,107	3,717,790	1,455,884	740,283	1,942	98,251,006

Total	103,019,261	4,821,887	1,468,348	1,130,536	183,547	110,623,579

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

4)	Collateral and other credit enhancements

There have been no significant changes in the value of collateral or other credit enhancements held by the Group during the current quarter, changes in collateral or other credit enhancements due to changes in the collateral policy of the Group. As of June 30, 2018, there are no financial assets that do not recognize the allowance for losses due to collateral.

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Group avoids, bears, or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

On a yearly basis, the Risk Management Committee establishes a Value at Risk (“VaR”, maximum losses) limit, loss limit and risk capital limit by subsidiaries for its management purposes. The limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by the risk management personnel within the department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. For the trading activities, the Risk Management department measures the VaR limit by department, risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

2)	Sensitivity analysis of market risk

The Group performs the sensitivity analyses both for trading and for non-trading activities.

For trading activities, the Group uses a VaR model that uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% confidence level. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR calculation. The actual results are periodically monitored to examine the validity of the assumptions, variables, and factors that are used in VaR calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Portfolio Value (“NPV”), are calculated for the Bank and the consolidated trusts, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on the Bank for International Settlements (“BIS”) Framework.

NII is a profit-based indicator for displaying the profit changes in short term due to the short-term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economic view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets.

EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to the interest rate of a certain period (i.e. 1 year). Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a)	Trading activities

The minimum, maximum and average VaR for the six months ended June 30, 2018 and for the year ended December 31, 2017, respectively, and the VaR as of June 30, 2018 and December 31, 2017, respectively, are as follows (Unit: Korean Won in millions):

	As of June 30,	For the six months ended June 30, 2018			As of December 31,	For the year ended December 31, 2017
Risk factor	2018	Average	Maximum	Minimum	2017	Average	Maximum	Minimum
Interest rate	2,179	3,787	4,992	1,730	4,183	3,799	4,918	2,467
Stock price	2,872	2,524	4,618	1,138	909	2,863	4,419	909
Foreign currencies	4,224	4,853	6,136	3,695	4,750	5,051	6,636	4,061
Commodity price	2	1	4	—	—	31	188	—
Diversification	(4,095)	(4,745)	(7,136)	(1,749)	(4,472)	(4,621)	(6,798)	(2,067)

Total VaR(*)	5,182	6,420	8,614	4,814	5,370	7,123	9,363	5,370

(*)	VaR : Maximum losses

b)	Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank and consolidated trusts, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

	June 30, 2018		December 31, 2017
	NII(*1)	NPV(*2)	NII(*1)	NPV(*2)
Base case	4,497,407	23,856,916	4,916,138	23,472,792
Base case (Prepay)	4,491,363	23,546,002	4,916,015	23,163,942
IR 100bp up	5,022,303	23,803,250	5,361,546	22,886,122
IR 100bp down	4,051,601	23,933,844	4,386,437	24,127,559
IR 200bp up	5,992,145	23,766,488	5,806,723	22,372,208
IR 200bp down	3,672,050	24,043,703	3,452,590	24,830,482
IR 300bp up	6,848,435	23,742,304	6,251,897	21,929,189
IR 300bp down	3,527,210	24,201,770	2,254,609	26,633,807

(*1)	NII: Net Interest Income
(*2)	NPV: Net Portfolio Value

The interest EaR and VaR calculated based on the BIS Framework of subsidiaries other than the Bank and consolidated trusts are as follows (Unit: Korean Won in millions):

June 30, 2018		December 31, 2017
EaR (*1)	VaR (*2)	EaR (*1)	VaR (*2)
209,621	148,818	255,679	130,821

(*1)	EaR: Earning at Risk
(*2)	VaR: Value at Risk

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest) from non-trading, interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	June 30, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	148,324,408	41,273,662	9,372,945	8,650,081	47,212,644	4,314,787	259,148,527
Financial assets at FVTOCI	6,771,707	3,243,204	1,902,718	1,637,346	5,246,163	180,998	18,982,136
Securities at amortized cost	2,350,831	1,983,421	1,725,286	2,005,103	9,955,809	350,744	18,371,194

Total	157,446,946	46,500,287	13,000,949	12,292,530	62,414,616	4,846,529	296,501,857

Liability:
Deposits due to customers	101,367,145	48,458,377	29,955,015	19,029,698	38,912,199	296,042	238,018,476
Borrowings	9,390,749	2,020,828	859,698	513,068	2,823,334	523,418	16,131,095
Debentures	979,221	1,801,149	2,183,459	2,407,879	18,625,611	2,727,547	28,724,866

Total	111,737,115	52,280,354	32,998,172	21,950,645	60,361,144	3,547,007	282,874,437

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and receivables	161,653,892	41,671,530	7,614,159	6,411,841	54,150,998	26,272,958	297,775,378
AFS financial assets	2,150,708	2,500,103	2,016,711	2,367,762	4,229,000	601,735	13,866,019
HTM financial assets	2,286,179	2,161,467	1,433,425	1,687,362	9,369,794	345,868	17,284,095

Total	166,090,779	46,333,100	11,064,295	10,466,965	67,749,792	27,220,561	328,925,492

Liability:
Deposits due to customers	106,815,564	37,750,367	25,117,556	27,585,458	37,518,878	91,246	234,879,069
Borrowings	9,865,249	1,056,579	412,966	437,431	2,709,010	479,827	14,961,062
Debentures	1,955,902	2,452,240	1,018,563	1,752,847	19,770,538	2,869,766	29,819,856

Total	118,636,715	41,259,186	26,549,085	29,775,736	59,998,426	3,440,839	279,659,987

3)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		June 30, 2018
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Loans and other financial assets at amortized cost	24,664	27,694,163	135,138	1,371,362	31,972	5,416,294	1,172	1,520,044	4,472,890	40,474,753
	Financial assets at FVTPL	84	94,261	359	3,645	—	—	36	46,488	75,122	219,516
	Financial assets at FVTOCI	1,726	1,936,385	—	—	300	50,874	—	—	338,214	2,325,473
	Securities at amortized cost	115	129,245	—	—	—	—	—	—	105,949	235,194

	Total	26,589	29,854,054	135,497	1,375,007	32,272	5,467,168	1,208	1,566,532	4,992,175	43,254,936

Liability	Financial liabilities at FVTPL	63	70,963	505	5,127	—	—	33	43,070	102,226	221,386
	Deposits due to customer	11,160	12,517,349	145,058	1,472,035	21,633	3,664,842	1,230	1,595,651	2,700,164	21,950,041
	Borrowings	6,417	7,201,536	2,211	22,438	—	—	232	303,001	476,871	8,003,846
	Debentures	3,708	4,159,175	—	—	—	—	—	—	284,293	4,443,468
	Other financial liabilities	3,240	3,633,942	23,541	238,890	5,568	943,321	140	182,002	4,602	5,002,757

	Total	24,588	27,582,965	171,315	1,738,490	27,201	4,608,163	1,635	2,123,724	3,568,156	39,621,498

Off-balance accounts		6,374	7,149,273	32,887	333,730	4,804	813,812	453	587,615	827,004	9,711,434

		December 31, 2017
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Loans and receivables	23,000	24,642,900	126,944	1,204,843	25,224	4,127,936	1,156	1,479,351	3,937,733	35,392,763
	Financial assets at FVTPL	32	34,303	25	238	—	—	27	34,583	104,892	174,016
	AFS financial assets	1,966	2,105,972	—	—	319	52,259	—	590	302,801	2,461,622
	HTM financial assets	111	118,868	—	—	—	—	—	—	78,175	197,043

	Total	25,109	26,902,043	126,969	1,205,081	25,543	4,180,195	1,183	1,514,524	4,423,601	38,225,444

Liability	Financial liabilities at FVTPL	41	43,423	79	752	—	—	19	24,878	69,977	139,030
	Deposits due to customer	13,744	14,725,686	195,176	1,852,440	21,865	3,578,142	883	1,129,802	2,396,826	23,682,896
	Borrowings	6,604	7,080,118	2,218	21,056	—	—	247	315,685	242,874	7,659,733
	Debentures	3,467	3,714,411	—	—	700	114,555	—	—	375,749	4,204,715
	Other financial liabilities	2,392	2,562,740	16,125	153,043	1,802	294,950	129	165,189	588,625	3,764,547

	Total	26,248	28,126,378	213,598	2,027,291	24,367	3,987,647	1,278	1,635,554	3,647,051	39,450,921

Off-balance accounts		8,108	8,687,009	33,624	319,127	1,199	196,261	406	519,843	176,886	9,899,126

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	176,097	—	—	—	—	—	176,097
Deposits due to customers	145,033,422	38,505,386	22,976,591	24,574,059	7,487,432	2,144,802	240,721,692
Borrowings	6,407,137	2,639,064	1,876,893	1,478,115	3,238,353	545,403	16,184,965
Debentures	979,221	1,801,149	2,183,459	2,407,879	18,626,696	2,726,462	28,724,866
Other financial liabilities	14,098,508	216,627	3,644	908	621,127	1,955,992	16,896,806

Total	166,694,385	43,162,226	27,040,587	28,460,961	29,973,608	7,372,659	302,704,426

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	168,442	155,984	1,717	512	375	—	327,030
Deposits due to customers	148,008,777	29,563,310	18,175,348	32,468,110	7,409,118	2,624,594	238,249,257
Borrowings	6,115,732	1,893,173	1,489,272	1,178,107	3,924,681	479,568	15,080,533
Debentures	1,955,255	2,452,565	1,018,714	1,744,731	19,770,380	2,869,699	29,811,344
Other financial liabilities	7,121,342	162,871	825	1,003	128,940	2,730,001	10,144,982

Total	163,369,548	34,227,903	20,685,876	35,392,463	31,233,494	8,703,862	293,613,146

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2018
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	176,097	—	—	—	—	—	176,097
Deposits due to customers	154,934,637	40,340,567	20,220,152	18,154,029	6,115,894	348,774	240,114,053
Borrowings	6,407,137	2,639,064	1,876,893	1,478,115	3,242,839	540,917	16,184,965
Debentures	979,221	1,801,149	2,183,459	2,407,879	18,626,696	2,726,462	28,724,866
Other financial liabilities	14,098,508	216,627	3,644	908	621,127	1,955,992	16,896,806

Total	176,595,600	44,997,407	24,284,148	22,040,931	28,606,556	5,572,145	302,096,787

	December 31, 2017
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	168,442	155,984	1,717	512	375	—	327,030
Deposits due to customers	159,146,602	31,298,562	16,667,130	21,995,294	6,487,047	2,278,756	237,873,391
Borrowings	6,115,732	1,893,173	1,489,272	1,178,107	3,924,681	479,568	15,080,533
Debentures	1,955,255	2,452,565	1,018,714	1,744,731	19,770,380	2,869,699	29,811,344
Other financial liabilities	7,121,342	162,871	825	1,003	128,940	2,730,001	10,144,982

Total	174,507,373	35,963,155	19,177,658	24,919,647	30,311,423	8,358,024	293,237,280

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below.

Derivatives held for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of June 30, 2018 and December 31, 2017 is as follows (Unit: Korean Won in millions):

	Remaining maturity
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
June 30, 2018	2,377,750	2,130	—	—	59,820	5,555	2,445,255
December 31, 2017	3,150,149	—	—	381	67,373	—	3,217,903

4)	Maturity analysis of off-balance accounts

The Group provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Loan commitments that are usually for a specified term may persist or may be unconditionally cancellable, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Guarantees	12,372,573	12,859,715
Loan commitments	98,251,005	80,760,325

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group has been running the operational risk management system under Basel II. The Group developed Advanced Measurement Approaches (“AMA”) to quantify required capital for operational risk. This system is used for reinforcement in foreign competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system has been tested by an independent third party, and this system approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify required capital for operational risk, the Group applies AMA using internal and external loss data, business environment and internal control factors, and scenario analysis. For the operational risk management for its subsidiaries, the Group adopted the Basic Indicator Approach.

(5)	Capital management

The Group complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy standard is based on Basel III of Basel Committee on Banking Supervision and Basel III was applied from the end of December, 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.

According to the above regulations, the Group is required to meet the following new minimum requirements: Common Equity Tier 1 capital ratio of 7.13% and 6.25%, a minimum Tier 1 ratio of 8.63% and 7.75% and a minimum total regulatory capital of 10.63% and 9.75% as of June 30, 2018 and December 31, 2017, respectively.

Details of the Group’s capital adequacy ratio as of June 30, 2018 and December 31, 2017 are as follows (Unit: Korean Won in millions):

	June 30, 2018 (*)	December 31, 2017
Tier 1 capital	16,952,436	16,074,987
Other Tier 1 capital	2,748,005	3,041,664
Tier 2 capital	3,499,122	3,486,555

Total risk-adjusted capital	23,199,563	22,603,206

Risk-weighted assets for credit risk	139,868,803	134,767,711
Risk-weighted assets for market risk	2,292,979	2,316,938
Risk-weighted assets for operational risk	9,826,809	9,677,559

Total risk-weighted assets	151,988,591	146,762,208

Common Equity Tier 1 ratio	11.15%	10.95%

Tier 1 capital ratio	12.96%	13.03%

Total capital ratio	15.26%	15.40%

(*)	Capital adequacy ratio as of June 30, 2018 is tentatively measured.

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by type of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, credit card market and headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

•	Consumer banking: Loans/deposits and financial services for retail and individual consumers, etc.

•	Corporate banking: Loans/deposits and export/import, financial services for corporations, etc.

•	Investment banking: Domestic/foreign investment, structured finance, M&A, equity & fund investment related business, venture advisory related tasks, real estate SOC development practices, etc.

•	Capital market: Fund management, investment in securities and derivatives, etc.

•	Credit card: Credit card, cash service and card loan, etc.

•	Headquarter and others: Segments that do not belong to above operating segments

The details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2018
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit cards	Headquarters and others	Subtotal	Adjust- ments	Total
Net Interest income
Interest income	1,703,521	1,638,747	74,670	5,687	323,443	747,596	4,493,664	149,752	4,643,416
Interest expense	(499,830)	(994,523)	(92)	—	(75,716)	(458,733)	(2,028,894)	149,952	(1,878,942)
Inter-segment	(274,405)	323,139	(77,656)	10,259	—	18,663	—	—	—

	929,286	967,363	(3,078)	15,946	247,727	307,526	2,464,770	299,704	2,764,474

Net non-interest income
Non-interest income	405,145	432,262	137,031	4,765,167	605,165	516,766	6,861,536	(236,269)	6,625,267
Non-interest expense	(127,357)	(183,814)	(40,188)	(4,725,584)	(562,210)	(218,710)	(5,857,863)	(182,141)	(6,040,004)
Inter-segment	78,522	36,407	—	—	—	(114,929)	—	—	—

	356,310	284,855	96,843	39,583	42,955	183,127	1,003,673	(418,410)	585,263

Other income (expense)
Administrative expense	(875,328)	(403,216)	(5,689)	(7,852)	(83,575)	(327,244)	(1,702,904)	135,566	(1,567,338)
Reversal of allowance for credit loss and impairment losses due to credit loss	(53,008)	109,283	52,244	(3,268)	(113,960)	62,729	54,020	(28,704)	25,316

	(928,336)	(293,933)	46,555	(11,120)	(197,535)	(264,515)	(1,648,884)	106,862	(1,542,022)

Operating income (expenses)	357,260	958,285	140,320	44,409	93,147	226,138	1,819,559	(11,844)	1,807,715
Non-operating income (expenses)	(9,889)	671	17,411	—	(2,988)	17,615	22,820	(29,003)	(6,183)
Net income before income tax expense	347,371	958,956	157,731	44,409	90,159	243,753	1,842,379	(40,847)	1,801,532
Income tax expense	(95,528)	(260,186)	(43,377)	(12,212)	(22,541)	(52,320)	(486,164)	948	(485,216)

Net income	251,843	698,770	114,354	32,197	67,618	191,433	1,356,215	(39,899)	1,316,316

	For the six months ended June 30, 2017
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit cards	Headquarters and others	Subtotal	Adjust- ments	Total
Net Interest income
Interest income	1,539,729	1,456,198	72,232	8,938	288,648	668,644	4,034,389	155,195	4,189,584
Interest expense	(480,814)	(818,422)	(126)	—	(65,600)	(411,449)	(1,776,411)	137,147	(1,639,264)
Inter-segment	(248,116)	229,029	(66,693)	8,324	—	77,456	—	—	—

	810,799	866,805	5,413	17,262	223,048	334,651	2,257,978	292,342	2,550,320

Net non-interest income
Non-interest income	424,214	333,646	212,107	4,991,598	566,107	1,129,696	7,657,368	(126,727)	7,530,641
Non-interest expense	(146,630)	(82,261)	(121,238)	(4,968,840)	(520,469)	(862,571)	(6,702,009)	(240,504)	(6,942,513)
Inter-segment	45,402	29,680	—	—	—	(75,082)	—	—	—

	322,986	281,065	90,869	22,758	45,638	192,043	955,359	(367,231)	588,128

Other income (expense)
General and administrative expense	(869,732)	(402,661)	(5,696)	(7,721)	(77,909)	(298,578)	(1,662,297)	123,870	(1,538,427)
Reversal of allowance for credit loss and impairment losses due to credit loss	(45,964)	(128,685)	31,311	22,135	(106,698)	152,836	(75,065)	(40,728)	(115,793)

	(915,696)	(531,346)	25,615	14,414	(184,607)	(145,742)	(1,737,362)	83,142	(1,654,220)

Operating income	218,089	616,524	121,897	54,434	84,079	380,952	1,475,975	8,253	1,484,228
Non-operating income (expense)	8,862	(3,122)	22,581	—	(2,399)	(26,180)	(258)	(54,022)	(54,280)

Net income before income tax expense	226,951	613,402	144,478	54,434	81,680	354,772	1,475,717	(45,769)	1,429,948
Income tax expense	(54,923)	(139,138)	(34,964)	(13,173)	(19,816)	(50,841)	(312,855)	(8,078)	(320,933)

Net income	172,028	474,264	109,514	41,261	61,864	303,931	1,162,862	(53,847)	1,109,015

(2)	Information on products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Among the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the six months ended June 30, 2018 and 2017 amounted to 10,626,155 million Won and 11,185,991 million Won, respectively, and revenue from the foreign customers amounted to 642,528 million Won and 534,234 million Won, respectively. Among the Group’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets attributed to domestic subsidiaries as of June 30, 2018 and December 31, 2017 are 3,664,521 million Won and 3,550,764 million Won, respectively, and foreign subsidiaries are 233,864 million Won and 233,732 million Won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Cash	1,889,739	2,009,363
Foreign currencies	795,692	617,155
Demand deposits	2,777,874	3,423,355
Fixed deposits	457,263	858,413

Total	5,920,568	6,908,286

(2)	Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Changes in other comprehensive gain due to remeasurement of financial assets designated at FVTOCI	41,452	—
Changes in other comprehensive loss due to valuation of AFS financial assets	—	(28,706)
Changes in other comprehensive income of investment in associates	1,210	1,507
Changes in other comprehensive gain (loss) of foreign operations translation	35,526	(69,010)
Changes in other comprehensive loss related to valuation of cash flow hedging	(6,213)	(1,526)
Changes in other comprehensive loss due to remeasurement of the net defined benefit liability	(59,573)	(9,677)
Changes in investments in associates due to debt-equity swap	—	51,405
Changes in investments in associates due to accounts transfer	(5,865)	(16,354)
Changes in accrued dividends of hybrid equity securities	(80)	(9,804)
Changes in intangible assets related to accounts payable	32,369	(8,506)
Classified to assets held for sale from premises and equipment	6,050	2,184

7.	FINANCIAL ASSETS AT FVTPL

(1)	Financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Financial assets at fair value through profit or loss mandatorily measured at fair value	6,340,704	—
Financial assets held for trading	—	5,820,787
Financial assets designated at FVTPL	—	22,290

Total	6,340,704	5,843,077

(2)	Financial assets at fair value through profit or loss mandatorily measured at fair value and financial assets held for trading are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Deposits:
Gold banking asset	24,921	25,972
Securities:
Debt securities
Korean treasury and government agencies	639,476	540,438
Financial institutions	639,711	1,476,498
Corporates	714,508	627,397
Others	156	—
Equity securities	433,316	21,666
Capital contributions	349,470	—
Beneficiary certificates	810,968	13,041

Subtotal	3,587,605	2,679,040

Loans	336,967	—
Derivatives assets	2,391,211	3,115,775

Total	6,340,704	5,820,787

(3)

Financial assets at fair value through profit or loss designated as upon initial recognition is nil as of June 30, 2018 and financial assets at fair value through profit or loss designated as upon initial recognition as of December 31, 2017 is as follows (Unit: Korean Won in millions):

December 31, 2017
Debt securities	9,694
Equity securities	12,596

Total	22,290

8.	FINANCIAL ASSETS AT FVTOCI AND AFS FINANCIAL ASSETS

(1)	Details of financial assets at FVTOCI as of June 30, 2018 and AFS financial assets as of December 31, 2017 are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Debt securities:
Korean treasury and government agencies	2,195,526	2,330,567
Financial institutions	7,370,107	5,217,266
Corporates	1,797,635	2,725,232
Asset-backed securities	—	308,181
Bond denominated in foreign currencies	2,325,422	2,442,579
Others	—	35,163

Subtotal	13,688,690	13,058,988

Equity securities	905,779	1,411,078
Beneficiary certificates	—	712,628
Securities loaned	50,139	170,256

Total	14,644,608	15,352,950

(2)	Details of equity securities designated as financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

June 30, 2018
Purpose of acquisition	Fair value
Strategic business partnership	737,104
Debt-equity swap	168,533
Others(*)	142

Total	905,779

(*)	Cooperate insurance, etc.

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the six months ended June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance (*1)	(4,107)	(129)	—	(4,236)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal (provision) of loss allowance	(562)	103	—	(459)
Disposal	27	—	—	27
Others (*2)	(2)	—	—	(2)

Ending balance	(4,644)	(26)	—	(4,670)

(*1)	The beginning balance was restated in accordance with K-IFRS 1109.
(*2)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the six months ended June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,843,997	30,212	—	12,874,209
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	5,075,597	—	—	5,075,597
Disposal	(4,294,135)	(15,047)	—	(4,309,182)
Gain (loss) on valuation	12,874	10	—	12,884
Amortization on the effective interest method	(2,289)	—	—	(2,289)
Others (*)	87,610	—	—	87,610

Ending balance	13,723,654	15,175	—	13,738,829

(*)	Others consist of foreign currencies translation, etc.

(4)

The Group disposed equity securities designated as financial assets at FVTOCI in accordance with the resolution of disposal from the creditors’ council for the six months ended June 30, 2018. The fair value and accumulative loss on valuation of that equity securities at disposal date are 3,974 million Won and 424 million Won, respectively.

9.	SECURITIES AT AMORTIZED COST AND HTM FINANCIAL ASSETS

(1)	Details of securities at amortized cost as of June 30, 2018 and HTM financial assets as of December 31, 2017 are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Korean treasury and government agencies	4,630,598	3,994,857
Financial institutions	7,767,490	7,245,426
Corporates	5,074,097	5,311,970
Bond denominated in foreign currencies	235,194	197,043
Loss allowance	(5,250)	—

Total	17,702,129	16,749,296

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the six months ended June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance (*1)	(5,078)	—	—	(5,078)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(191)	—	—	(191)
Disposal	22	—	—	22
Others (*2)	(3)	—	—	(3)

Ending balance	(5,250)	—	—	(5,250)

(*1)	The beginning balance was restated in accordance with K-IFRS 1109.
(*2)	Others consist of foreign currencies translation, etc.

2)	Gross carrying amount

	For the six months ended June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	16,749,296	—	—	16,749,296
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	5,829,462	—	—	5,829,462
Disposal / Redemption	(4,873,896)	—	—	(4,873,896)
Amortization on the effective interest method	(6,008)	—	—	(6,008)
Others (*)	8,525	—	—	8,525

Ending balance	17,707,379	—	—	17,707,379

(*)	Others consist of foreign currencies translation, etc.

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST, AND LOANS AND RECEIVABLES

(1)	Details of loans and other financial assets at amortized cost as of June 30, 2018 and loans and receivables as of December 31, 2017 are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Due from banks	17,770,356	8,868,378
Loans	248,794,014	251,523,301
Other financial assets(other receivables)	11,155,633	6,714,525

Total	277,720,003	267,106,204

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Due from banks in local currency:
Due from The Bank of Korea (“BOK”)	14,500,746	6,246,496
Due from depository banks	90,003	30,003
Due from non-depository institutions	33	150
Due from the Korea Exchange	—	50,000
Others	68,132	97,365
Loss allowance	(3,475)	(1,541)

Subtotal	14,655,439	6,422,473

Due from banks in foreign currencies:
Due from banks on demand	1,055,513	794,353
Due from banks on time	1,237,312	972,915
Others	824,229	679,554
Loss allowance	(2,137)	(917)

Subtotal	3,114,917	2,445,905

Total	17,770,356	8,868,378

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	June 30, 2018	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	14,500,746	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	64,150	Central counterparty KRW margin and others

Subtotal		14,564,896

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	1,048,609	Reserve deposits under the BOK Act and others
Others	The People’s Bank of China and others	824,229	Reserve deposits and others
Due from banks on time	National Bank of Cambodia	56	Fast And Secure Transfer (Payment system)

Subtotal		1,872,894

Total		16,437,790

	Counterparty	December 31, 2017	Reason of restriction
Due from banks in local currency:
Due from BOK	The BOK	6,246,496	Reserve deposits under the BOK Act
Others	The Korea Exchange and others	94,394	Central counterparty KRW margin and others

Subtotal		6,340,890

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	787,520	Reserve deposits under the BOK Act and others
Others	The People’s Bank of China and others	367,108	Reserve deposits and others

Subtotal		1,154,628

Total		7,495,518

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the six months ended June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance (*1)	(3,092)	—	—	(3,092)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(2,500)	—	—	(2,500)
Others (*2)	(20)	—	—	(20)

Ending balance	(5,612)	—	—	(5,612)

(*1)	The beginning balance was restated in accordance with K-IFRS 1109.
(*2)	Others consist of foreign currencies translation and etc.

2)	Gross carrying amount

	For the six months ended June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,870,835	—	—	8,870,835
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	8,855,041	—	—	8,855,041
Others (*)	50,092	—	—	50,092

Ending balance	17,775,968	—	—	17,775,968

(*)	Others consist of foreign currencies translation and etc.

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Loans in local currency	204,830,133	200,213,230
Loans in foreign currencies	14,731,407	13,147,888
Domestic banker’s letter of credit	3,074,011	2,516,907
Credit card accounts	7,570,281	6,827,295
Bills bought in foreign currencies	6,830,374	8,197,159
Bills bought in local currency	257,405	334,714
Factoring receivables	61,382	137,523
Advances for customers on guarantees	14,910	23,620
Private placement bonds	433,591	362,319
Securitized loans	1,228,212	563,152
Call loans	3,135,670	3,003,455
Bonds purchased under resale agreements	6,999,881	16,859,064
Loan origination costs and fees	545,864	510,860
Others	836,266	607,325
Discounted present value	(5,068)	(10,988)
Loss allowance	(1,750,305)	(1,770,222)

Total	248,794,014	251,523,301

(6)	Changes in the loss allowance on loans for the six months ended June 30, 2018 are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2018
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance (*1)	(101,479)	(41,358)	(117,168)	(365,246)	(255,926)	(905,243)
Transfer to 12-month expected credit losses	(9,219)	8,797	421	(20,913)	20,634	280
Transfer to lifetime expected credit losses	6,076	(7,514)	1,438	17,263	(106,963)	89,700
Transfer to credit-impaired financial assets	19,177	23,228	(42,406)	2,976	12,016	(14,991)
Net reversal (provision) of loss allowance	(22,903)	(29,025)	(51,219)	(5,600)	30,121	154,111
Recoveries of loans previously charged off	—	—	(23,392)	—	—	(52,273)
Charge-off	—	—	117,228	—	—	121,847
Disposal	—	—	780	—	67	17,676
Unwinding effect	—	—	3,665	—	—	12,961
Others (*2)	(1,994)	(39)	(1,156)	23,916	(87)	(312)

Ending balance	(110,342)	(45,911)	(111,809)	(347,604)	(300,138)	(576,244)

	For the six months ended June 30, 2018
	Credit card accounts			Sub-total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance (*1)	(57,134)	(71,463)	(102,858)	(523,859)	(368,747)	(1,125,269)
Transfer to 12-month expected credit losses	(12,969)	12,880	89	(43,101)	42,311	790
Transfer to lifetime expected credit losses	6,963	(7,307)	344	30,302	(121,784)	91,482
Transfer to credit-impaired financial assets	698	2,537	(3,235)	22,851	37,781	(60,632)
Net reversal (provision) of loss allowance	(409)	(11,715)	(90,448)	(28,912)	(10,619)	12,444
Recoveries of loans previously charged off	—	—	(28,706)	—	—	(104,371)
Charge-off	—	—	104,478	—	—	343,553
Disposal	—	—	—	—	67	18,456
Unwinding effect	—	—	—	—	—	16,626
Others (*2)	(2)	—	—	21,920	(126)	(1,468)

Ending balance	(62,853)	(75,068)	(120,336)	(520,799)	(421,117)	(808,389)

(*1)	The beginning balance was restated in accordance with K-IFRS 1109.
(*2)	Others consist of debt-equity swap, foreign currencies translation and etc.

Changes in the loss allowances on loans and receivables for the six months ended June 30, 2017, are as follows (Unit: Korean Won in millions):

	For six months ended June 30, 2017
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(163,858)	(1,498,842)	(155,372)	(209,024)	(2,027,096)
Net reversal (provision) of loss allowance	(65,582)	(191,263)	(91,022)	13,891	(333,976)
Recoveries of loans previously charged off	(21,659)	(55,319)	(24,808)	(3)	(101,789)
Charge-off	67,593	220,598	104,195	51,260	443,646
Disposal	830	58,431	—	29,264	88,525
Unwinding effect	4,620	20,047	—	—	24,667
Others(*)	416	179,068	—	(633)	178,851

Ending balance	(177,640)	(1,267,280)	(167,007)	(115,245)	(1,727,172)

(*)	Others consist of debt-equity swap, foreign currencies translation and etc.

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2018
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	103,502,347	5,487,758	326,739	130,561,786	5,000,966	1,622,410
Transfer to 12-month expected credit losses	1,772,982	(1,768,978)	(4,004)	1,113,857	(1,112,533)	(1,324)
Transfer to lifetime expected credit losses	(2,731,516)	2,746,818	(15,302)	(2,112,755)	2,222,364	(109,609)
Transfer to credit-impaired financial assets	(84,885)	(101,151)	186,036	(155,933)	(118,707)	274,640
Charge-off	—	—	(117,228)	—	—	(121,847)
Disposal	—	(270)	(13,483)	—	(883)	(67,695)
Net increase (decrease)	2,913,765	(742,949)	(22,980)	(4,520,684)	(688,875)	(149,456)

Ending balance	105,372,693	5,621,228	339,778	124,886,271	5,302,332	1,447,119

	For the six months ended June 30, 2018
	Credit card accounts			Sub-total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	5,721,743	935,266	177,983	239,785,876	11,423,990	2,127,132
Transfer to 12-month expected credit losses	243,044	(242,932)	(112)	3,129,883	(3,124,443)	(5,440)
Transfer to lifetime expected credit losses	(299,729)	300,190	(461)	(5,144,000)	5,269,372	(125,372)
Transfer to credit-impaired financial assets	(27,288)	(24,128)	51,416	(268,106)	(243,986)	512,092
Charge-off	—	—	(104,478)	—	—	(343,553)
Disposal	—	—	—	—	(1,153)	(81,178)
Net increase (decrease)	722,640	46,551	75,193	(884,279)	(1,385,273)	(97,243)

Ending balance	6,360,410	1,014,947	199,541	236,619,374	11,938,507	1,986,438

(8)	Details of other financial assets(other receivables) are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
CMA accounts	200,000	135,000
Receivables	8,721,745	4,459,318
Accrued income	1,055,713	1,026,273
Telex and telephone subscription rights and refundable deposits	980,611	984,620
Other receivables	272,403	166,877
Loss allowance	(74,839)	(57,563)

Total	11,155,633	6,714,525

(9)	Changes in the loss allowances on other financial assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance (*)	(2,955)	(1,832)	(54,211)	(58,998)
Transfer to 12-month expected credit losses	(161)	146	15	—
Transfer to lifetime expected credit losses	112	(122)	10	—
Transfer to credit-impaired financial assets	23	167	(190)	—
Net provision of loss allowance	(360)	(256)	(30,854)	(31,470)
Recoveries of other financial assets previously charged off	—	—	(2)	(2)
Charge-off	—	—	15,225	15,225
Disposal	—	—	593	593
Others	(208)	—	21	(187)

Ending balance	(3,549)	(1,897)	(69,393)	(74,839)

(*)	The beginning balance was restated in accordance with K-IFRS 1109.

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2018
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	6,662,335	29,124	79,912	6,771,371
Transfer to 12-month expected credit losses	8,130	(8,109)	(21)	—
Transfer to lifetime expected credit losses	(10,935)	10,949	(14)	—
Transfer to credit-impaired financial assets	(768)	(1,120)	1,888	—
Charge-off	—	—	(15,225)	(15,225)
Disposal	—	(2)	(735)	(737)
Net increase and others	4,460,291	(1,650)	16,422	4,475,063

Ending balance	11,119,053	29,192	82,227	11,230,472

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	June 30, 2018
	Level 1 (*1)	Level 2 (*1)	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss mandatorily measured at fair value
Deposits	24,921	—	—	24,921
Debt securities	375,280	1,611,129	7,442	1,993,851
Equity securities	80,536	—	352,780	433,316
Capital contributions	—	—	349,470	349,470
Beneficiary certificates	—	62,173	748,795	810,968
Loans	—	85,000	251,967	336,967
Derivative assets	17,439	2,337,601	36,171	2,391,211

Subtotal	498,176	4,095,903	1,746,625	6,340,704

Financial assets at FVTOCI
Debt securities	2,463,992	11,224,698	—	13,688,690
Equity securities	440,038	—	465,741	905,779
Securities loaned	—	50,139	—	50,139

Subtotal	2,904,030	11,274,837	465,741	14,644,608

Derivative assets	—	12,395	—	12,395

Total	3,402,206	15,383,135	2,212,366	20,997,707

	June 30, 2018
	Level 1 (*1)	Level 2 (*1)	Level 3	Total
Financial liabilities:
Financial liabilities at fair value through profit or loss mandatorily measured at fair value
Deposits due to customers	24,485	—	—	24,485
Derivative liabilities	3,269	2,333,558	40,923	2,377,750

Subtotal	27,754	2,333,558	40,923	2,402,235

Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities	—	—	176,097	176,097

Derivative liabilities	—	67,505	—	67,505

Total	27,754	2,401,063	217,020	2,645,837

	December 31, 2017
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	25,972	—	—	25,972
Debt securities	405,942	2,238,391	—	2,644,333
Equity securities	21,666	—	—	21,666
Beneficiary certificates	—	13,041	—	13,041
Derivative assets	1,021	3,093,272	21,482	3,115,775

Subtotal	454,601	5,344,704	21,482	5,820,787

Financial assets designated at FVTPL
Debt securities	—	—	9,694	9,694
Equity securities	—	—	12,596	12,596

Subtotal	—	—	22,290	22,290

AFS financial assets
Debt securities	2,710,172	10,348,815	—	13,058,987
Equity securities	399,214	—	1,011,864	1,411,078
Beneficiary certificates	—	68,722	643,906	712,628
Securities loaned	69,778	100,478	—	170,256

Subtotal	3,179,164	10,518,015	1,655,770	15,352,949

Derivative assets	—	59,272	—	59,272

Total	3,633,765	15,921,991	1,699,542	21,255,298

Financial liabilities:
Financial liabilities held for trading
Deposits due to customers	25,964	—	—	25,964
Derivative liabilities	2,613	3,126,585	20,951	3,150,149

Subtotal	28,577	3,126,585	20,951	3,176,113

Financial liabilities designated at FVTPL
Equity-linked securities	—	—	160,057	160,057
Debentures	—	91,739	—	91,739

Subtotal	—	91,739	160,057	251,796

Derivative liabilities	—	67,754	—	67,754

Total	28,577	3,286,078	181,008	3,495,663

(*1)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

(*2)

Certain AFS unquoted equity securities were measured at cost as of December 31, 2017, that amounted to 37,092 million Won. These unquoted equity instruments mostly represent minority investments in structured entity vehicles, such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value were not available to obtain, (b) there was a significant variance in likely estimated cash flows or (c) the probabilities for various estimated cash flows could not be measured reliably. In addition, the Group has no intention to dispose these investments in the foreseeable future.

Financial assets and liabilities at fair value through profit or loss mandatorily measured at fair value, financial liabilities at fair value through profit or loss designated as upon initial recognition, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

	Valuation methods	Input variables
Loans	The fair value of Loans is measured by the Binomial tree given the values of underlying assets and volatility.	Values of underlying assets, Volatility

Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate, credit spread

Equity securities, capital contribution and Beneficiary certificates

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, and Net Asset Value Method, more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, Beta, etc.

Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, currency swap and currency forward that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Equity-linked securities	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, risk-free market rate, market rate, dividend and convenience yield, volatility, correlation coefficient, credit spread, and foreign exchange rate

Debentures	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, forward rate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial tree	Stock, Volatility of underlying asset	14.92%-41.24%	Variation of fair value increases as volatility increases.
Derivative assets	Option valuation model and others	Correlation coefficient	0.900–0.970	Variation of fair value increases as correlation coefficient increases.
		Volatility of underlying asset	10.61%–27.59%	Variation of fair value increases as volatility increases.
Derivative liabilities	Option valuation model and others	Correlation coefficient	0.900–0.970	Variation of fair value increases as correlation coefficient increases.
		Volatility of underlying asset	10.61%–27.59%	Variation of fair value increases as volatility increases.
Equity-linked securities	Monte Carlo Simulation and others	Correlation coefficient	0.0861–0.688

Equity-linked securities’ variation of fair value increases if both volatility and correlation coefficient increase. However, when correlation coefficient decreases despite the increase in volatility, the variation of fair value of a compound financial instrument may decrease.

		Volatility of underlying asset	18.60%–26.88%
Equity securities and beneficiary certificates	External appraisal value and others	Expected growth rate	0.00%	Fair value increases as expected growth rate increases.
		Discount rate	0.99%-18.73%	Fair value increases as discount rate decreases.
		Volatility of real estate sale price	0.00%	Fair value increases as sale price increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For six months ended June 30, 2018
	January 1, 2018	Net Income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3 (*2)	June 30, 2018
Financial assets:
Financial assets at fair value through profit or loss mandatorily measured at fair value
Debt securities	9,694	(111)	—	—	(2,141)	—	7,442
Equity securities	280,171	22,834	—	50,005	(230)	—	352,780
Capital contributions	294,121	21,934	—	49,367	(15,952)	—	349,470
Beneficiary certificates	654,066	12,973	—	1,9294,763	(1,843,007)	—	748,795
Loans	165,001	3,616	—	125,807	(42,457)	—	251,967
Derivative assets	19,346	65,856	—	1,936	(50,967)	—	36,171

Subtotal	1,422,399	127,102	—	2,151,878	(1,954,754)	—	1,746,625

Financial assets at FVTOCI
Equity securities	451,287	(393)	14,557	290	—	—	465,741

Total	1,873,686	126,709	14,557	2,152,168	(1,954,754)	—	2,212,366

Financial liabilities:
Financial liabilities at fair value through profit or loss mandatorily measured at fair value
Derivative liabilities	20,951	73,951	—	(3,058)	(50,921)	—	40,923
Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities	160,057	(1,438)	—	179,044	(161,566)	—	176,097

Total	181,008	72,513	—	175,986	(212,487)	—	217,020

(*1)

The losses that increase financial liabilities are presented as positive amounts, and the gains that decrease financial liabilities are presented as negative amounts. The gain amounting to 61,323 million Won for six months ended June 30, 2018, which is from financial assets and liabilities that the Group holds as at the end of the periods, has been recognized in net gain (loss) on financial assets at FVTPL and net gain (loss) on financial assets at FVTOCI in the consolidated statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

	For the six months ended June 30, 2017
	January 1, 2017	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	June 30, 2017
Financial assets:
Financial assets held for trading
Derivative assets	23,153	21,217	—	472	(17,420)	—	27,422
Financial assets designed at FVTPL
Debt securities	4,348	191	—	2,000	—	—	6,539
Equity securities	12,652	(207)	—	—	—	—	12,445

Sub-total	17,000	(16)	—	2,000	—	—	18,984

AFS financial assets
Equity securities	1,024,935	19,241	10,175	27,289	(31,692)	—	1,049,948
Beneficiary certificates	530,511	3,442	(2,188)	127,147	(70,600)	—	588,312

Sub-total	1,555,446	22,683	7,987	154,436	(102,292)	—	1,638,260

Derivative assets	99	185	—	—	(284)	—	—

Total	1,595,698	44,069	7,987	156,908	(119,996)	—	1,684,666

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	33,524	14,142	—	501	(15,015)	—	33,152
Financial liabilities designated at FVTPL
Equity-linked securities	673,709	83,962	—	—	(235,296)	—	522,375

Total	707,233	98,104	—	501	(250,311)	—	555,527

(*1)

The loss amounting to 61,518 million Won for the six months ended June 30, 2017, which is from financial assets and liabilities that the Group holds, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the statement of comprehensive income.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

(4)	Sensitivity analysis on the unobservable inputs used for measuring Level 3 financial instruments

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

The equity investments classified as Level 3 equity securities whose costs are considered to provide the best estimate of fair value are excluded from sensitivity analysis.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a Level 3 financial instruments (Unit: Korean Won in millions):

	June 30, 2018
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1) (*2)	4,305	(2,452)	—	—
Loans	422	(323)	—	—
Debt securities	914	(784)	—	—
Equity securities (*3) (*4)	10,740	(7,562)	—	—
Beneficiary certificates (*4)	1,436	(1,544)	—	—
Financial assets at FVTOCI	—	—	—	—
Equity securities (*3) (*4)	—	—	19,464	(8,704)

Total	17,817	(12,665)	19,464	(8,704)

Financial liabilities:
Financial liabilities at fair value through profit or loss mandatorily measured at fair value
Derivative liabilities (*1) (*2)	2,409	(4,285)	—	—
Financial liabilities at fair value through profit or loss designated as upon initial recognition
Equity-linked securities (*1)	1,083	(1,158)	—	—

Total	3,492	(5,443)	—	—

	December 31, 2017
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivatives assets (*1)(*2)	1,234	(526)	—	—
Financial assets designed at FVTPL
Debt securities (*5)	265	(309)	—	—
Equity securities (*5)	670	(624)	—	—
AFS Financial assets
Equity securities (*3)(*4)	—	—	28,583	(15,246)
Beneficiary certificates (*4)	—	—	1,861	(1,857)

Total	2,169	(1,459)	30,444	(17,103)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)(*2)	5	(513)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	8	(7)	—	—

Total	13	(520)	—	—

(*1)

Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	Both derivative assets and liabilities for held for trading and hedging are included.
(*3)

Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.

(*5)	Changes of fair value are measured by increasing or decreasing the discount rate by 10%, which is major unobservable variable, respectively.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	June 30, 2018
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	1,792,215	15,911,262	—	17,703,477	17,702,129
Loans and other financial assets at amortized cost	—	—	277,718,440	277,718,440	277,720,003
Financial liabilities:
Deposits due to customers	—	237,811,780	—	237,811,780	237,900,166
Borrowings	—	15,924,417	—	15,924,417	15,899,599
Debentures	—	26,586,897	—	26,586,897	26,752,725
Other financial liabilities	—	21,405,921	—	21,405,921	21,408,267

	December 31, 2017
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	1,206,292	15,509,387	—	16,715,679	16,749,296
Loans and receivables	—	—	265,570,649	265,570,649	267,106,204
Financial liabilities:
Deposits due to customers	—	234,682,775	—	234,682,775	234,695,084
Borrowings	—	14,754,506	—	14,754,506	14,784,706
Debentures	—	27,889,781	—	27,889,781	27,869,651
Other financial liabilities	—	13,890,789	—	13,890,789	13,892,461

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized costs are given as follows:

	Valuation methods	Input variables
Securities at amortized cost(HTM financial assets in previous year)

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate and credit spread

Loans and other financial assets at amortized cost (Loans and receivables in previous year)

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment-rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate and forward rate

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2018
Financial assets	Financial asset at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets held for hedging	Total
Deposits	24,921	—	17,770,356	—	17,795,277
Securities at fair value through profit or loss	3,587,605	—	—	—	3,587,605
Securities at FVTOCI	—	14,644,608	—	—	14,644,608
Securities at amortized cost	—	—	17,702,129	—	17,702,129
Loans	336,967	—	248,794,014	—	249,130,981
Derivative assets	2,391,211	—	—	12,395	2,403,606
Other financial assets at amortized cost	—	—	11,155,633	—	11,155,633

Total	6,340,704	14,644,608	295,422,132	12,395	316,419,839

Financial liabilities	June 30, 2018
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities held for hedging	Total
Deposits due to customers	24,485	237,900,166	—	237,924,651
Borrowings	176,097	15,899,599	—	16,075,696
Debentures	—	26,752,725	—	26,752,725
Derivative liabilities	2,377,750	—	67,505	2,445,255
Other financial liabilities	—	21,463,163	—	21,463,163

Total	2,578,332	302,015,653	67,505	304,661,490

(*)	Other financial liabilities include 54,896 million Won of financial guarantee liabilities measured at amortized cost included in provisions (Note23).

	December 31, 2017
Financial assets	Financial assets at FVTPL	AFS financial assets	HTM financial assets	Loans	Derivatives assets held for hedging	Total
Deposits	25,972	—	—	8,868,378	—	8,894,350
Financial assets at FVTPL	2,701,330	—	—	—	—	2,701,330
AFS financial assets	—	15,352,950	—	—	—	15,352,950
HTM financial assets	—	—	16,749,296	—	—	16,749,296
Loans	—	—	—	251,523,301	—	251,523,301
Derivative assets	3,115,775	—	—	—	59,272	3,175,047
Other financial assets at amortized cost	—	—	—	6,714,525	—	6,714,525

Total	5,843,077	15,352,950	16,749,296	267,106,204	59,272	305,110,799

Financial liabilities	June 30, 2017
	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities held for hedging	Total
Deposits due to customers	25,964	234,695,084	—	234,721,048
Borrowings	160,057	14,784,706	—	14,944,763
Debentures	91,739	27,869,651	—	27,961,390
Derivative liabilities	3,150,149	—	67,754	3,217,903
Other financial liabilities	—	13,964,158	—	13,964,158

Total	3,427,909	291,313,599	67,754	294,809,262

(*)	Other financial liabilities include 71,697 million Won of financial guarantee liabilities measured at amortized cost included in provisions (Note23).

12.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial instruments

Transferred financial assets that do not meet the condition of derecognition in their entirety.

a)	Disposal of securities under repurchase agreements

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		June 30, 2018	December 31, 2017
Assets transferred	Financial assets at FVTOCI	10,002	—
	AFS financial assets	—	9,998
	Securities at amortized cost	5,444	—
	HTM financial assets	—	5,436

	Total	15,446	15,434

Related liabilities	Bonds sold under repurchase agreements	5,372	3,173

b)	Securities loaned

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Group does not derecognize them from the financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amounts of the securities loaned are as follows (Unit: Korean Won in millions):

		June 30, 2018	December 31, 2017	Loaned to
Financial assets at FVTOCI	Korean treasury, corporation bonds and others	50,139	—	Korea Securities Finance Corporation
AFS financial assets	Korean treasury, government bonds and others	—	170,256	Korea Securities Finance Corporation and others

	Total	50,139	170,256

The details of the transferred financial assets that are not meet the condition of derecognition in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are explained in Note 18.

(2)	The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables and has been disclosed in loans at amortized cost and other financial assets (loans and receivables in previous year) or other financial liabilities of the Group’s statements of financial position.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Group under the circumstances of the trading party’s defaults, insolvency or bankruptcy, the right of offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the net amount of derivative assets and derivative liabilities, receivable spot exchange and payable spot exchange can be offset.

The Group has entered into a resale and repurchase agreement and accounted it as a collateralized borrowing. The Group has also entered into a resale and purchase agreement and accounted it as a secured advance. The resale and repurchase agreements can have the offsetting right only under the trading party’s default, insolvency or bankruptcy, which do not satisfy the offsetting criteria of K-IFRS 1032. The Group recorded the collateralized borrowing in borrowings and the secured loans in loans and receivables. The Group under the repurchase agreements has offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of K-IFRS 1032. The Group disclosed bonds sold (purchased) under repurchase(resale) agreements as borrowings loan at amortized cost and other financial assets (loans and receivables in previous year).

As of June 30, 2018 and December 31, 2017, the financial instruments to be off set and may be covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	June 30, 2018
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,132,698	—	2,132,698	8,716,272	21,543	857,980
Receivable spot exchange (*2)	7,463,097	—	7,463,097
Bonds purchased under resale agreements (*2)	6,999,881	—	6,999,881	6,999,881	—	—
Domestic exchanges receivable (*2)(*5)	27,527,610	27,338,204	189,406	—	—	189,406

Total	44,123,286	27,338,204	16,785,082	15,716,153	21,543	1,047,386

	June 30, 2018
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,305,516	—	2,305,516	8,704,614	208,955	856,626
Payable spot exchange (*3)	7,464,679	—	7,464,679
Bonds sold under repurchase agreements (*4)	5,372	—	5,372	5,372	—	—
Domestic exchanges payable (*3)(*5)	31,538,065	27,338,204	4,199,861	3,408,953	—	790,908

Total	41,313,632	27,338,204	13,975,428	12,118,939	208,955	1,647,534

(*1)	The items include derivatives held for trading, derivatives held for hedging and equity-linked securities.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2017
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets set off	Net amounts of financial assets presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,992,476	1,710	2,990,766	5,787,448	174,415	796,629
Receivable spot exchange (*2)	3,767,726	—	3,767,726
Bonds purchased under resale agreements (*2)	16,859,064	—	16,859,064	16,859,064	—	—
Domestic exchanges receivable (*2)(*5)	39,050,227	38,985,354	64,873	—	—	64,873

Total	62,669,493	38,987,064	23,682,429	22,646,512	174,415	861,502

	December 31, 2017
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial liabilities set off	Net amounts of financial liabilities presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,160,217	1,710	3,158,507	5,866,682	157,750	857,961
Payable spot exchange (*3)	3,723,886	—	3,723,886
Bonds sold under repurchase agreements (*4)	3,173	—	3,173	3,173	—	—
Domestic exchanges payable (*3)(*5)	40,284,515	38,985,354	1,299,161	1,293,931	—	5,230

Total	47,171,791	38,987,064	8,184,727	7,163,786	157,750	863,191

(*1)	The items include derivatives held for trading, derivatives for hedging and equity linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented at as net amounts.

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

		Percentage of ownership (%)
Joint ventures and Associates	Main business	June 30, 2018	December 31, 2017	Financial statements as of (2018)
Woori Bank:
Kumho Tire Co., Inc. (*1)(*2)	Manufacturing	14.2	14.2	March 31 (*3)
Woori Service Networks Co., Ltd. (*4)	Freight & staffing services	4.9	4.9	May 31 (*3)
Korea Credit Bureau Co., Ltd. (*5)	Credit information	9.9	9.9	June 30
Korea Finance Security Co., Ltd. (*4)	Security service	15.0	15.0	May 31 (*3)
Chin Hung International Inc. (*2)	Construction	25.3	25.3	May 31 (*3)
Poonglim Industrial Co., Ltd. (*6)(*9)	Construction	—	29.4	—
STX Engine Co., Ltd. (*10)	Manufacturing	—	29.2	—
STX Corporation (*1)(*11)	Wholesale of non-specialized goods	19.7	19.7	May 31 (*3)
Saman Corporation (*5)	General construction Technology service	9.2	9.2	May 31 (*3)
Dongwoo C & C Co., Ltd. (*6)	Construction	23.2	23.2	—
SJCO Co., Ltd. (*6)	Aggregate transportation and wholesale	26.5	26.5	—
G2 Collection Co., Ltd. (*6)	Wholesale and retail sales	28.9	28.9	—

		Percentage of ownership (%)
Joint ventures and Associates	Main business	June 30, 2018	December 31, 2017	Financial statements as of (2018)
The Base Enterprise Co., Ltd. (*6)	Manufacturing	48.4	48.4	—
Kyesan Engineering Co., Ltd. (*6)	Construction	23.2	23.2	—
Good Software Lap Co., Ltd. (*6)	Service	28.9	28.9	—
Wongwang Co., Ltd. (*6)	Wholesale and real estate	29.0	29.0	—
Sejin Construction Co., Ltd. (*6)	Construction	29.6	29.6	—
QTS Shipping Co., Ltd. (*6)	Composite transportation Arrangement	49.4	49.4	—
DAEA SNC Co., Ltd. (*6)	Wholesale and retail sales	24.0	24.0
ARES-TECH Co., Ltd. (*6)	Electronic component manufacturing	23.4	23.4	—
Reading Doctors Co., Ltd. (*6)	Other service business	35.4	35.4	—
PREXCO Co., Ltd. (*6)	Manufacturing	28.1	28.1	—
Hyunwoo International Co., Ltd. (*6)	Manufacturing	25.9	25.9	—
Jiwon Plating Co., Ltd. (*6)	Plating	20.5	20.5	—
Cultizm Korea LTD Co., Ltd. (*6)	Wholesale and retail sales	31.3	31.3	—
Gil Co.,Ltd. (*6)	Manufacturing	26.1	26.1	—
NK Eng Co., Ltd. (*6)	Manufacturing	23.1	23.1	—
Youngdong Sea Food Co., Ltd. (*6)(*7)	Processed sea food manufacturing	24.0	—	—
Woori Growth Partnerships New Technology Private Equity Fund	Other financial business	23.1	23.1	June 30
2016KIF-IMM Woori Bank Technology Venture Fund	Other financial business	20.0	20.0	June 30
K BANK Co., Ltd. (*5)	Finance	13.0	13.0	May 31 (*3)
Smart Private Equity Fund No.2	Other financial business	20.0	20.0	June 30
Woori Bank-Company K Korea Movie Asset Fund	Other financial business	25.0	25.0	June 30
Well to Sea No. 3 Private Equity Fund (*12)	Finance	50.0	50.0	March 31 (*3)
Partner One Value Up I Private Equity Fund (*8)	Other financial business	23.3	—	June 30
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership(*8)	Other Finance business	20.0	—	June 30
Woori Investment Bank Co., Ltd.
Nomura-Rifa Private Real Estate Investment Trust No.17	Other financial business	21.9	25.0	June 30

(*1)	The Group has significant influence on these entities through its position in the creditors’ council which is the decision making body regarding to financial and operational policies of associates.
(*2)

The investments in associates that have quoted market prices are Kumho Tire Co., Ltd. (current period: KRW 6,310, previous year: KRW 4,425), Chin Hung International Inc. (current period: KRW 1,935, previous year: KRW 1,915).

(*3)	The significant transactions and events between the end of reporting period of the associates and the Group have been properly incorporated.
(*4)	Most of the significant business transactions of associates are with the Group as of June 30, 2018 and December 31, 2017.
(*5)	The Group can participate in decision-making body and exercise significant influence over associates through business partnerships.
(*6)	The carrying values of investments in associates are nil as of June 30, 2018 and December 31, 2017.
(*7)

As of December 31, 2017, the ownership ratio of the common stocks was more than 20%, but the entity was excluded from investments in associates because it has been under rehabilitation and not able to exercise significant influence. However, as of June 30, 2018, it was included in investments in associates by finalizing rehabilitation process by the court administration.

(*8)	Due to capital contribution by the Group for the six months ended June 30, 2018, the entities has been included in the investment in associates.

(*9)

The Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in associates for the six months ended June 30, 2018.

(*10)	The entity was sold after it was transferred to assets held for sale for the year ended June 30, 2018.
(*11)

The shares of STX Corporation owned by the Group were reclassified as assets held for sale, as the creditor financial institutions committee entered into a contract with AFC Korea Co., Ltd. during the previous year to sell STX Corporation shares.

(*12)

The Bank has entered into a contract whereas the Bank (or a third party designated by the Bank) obtains a preemptive right to acquire the base assets (Aju Capital Co. Ltd.) of Well to Sea No. 3 Private Equity Fund, an affiliate of the Bank, when the Fund disposes them.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2018
	Acquisition cost	January 1, 2018	Share of profits (losses)	Acquisi- tion	Disposal and others (*1)	Dividends	Change in Capital	June 30, 2018
Kumho Tire Co., Inc.	175,652	98,933	(10,451)	—	—	—	(5,196)	83,286
Woori Service Networks Co., Ltd.	108	158	(20)	—	—	—	—	138
Korea Credit Bureau Co., Ltd.	3,313	5,816	692	—	—	(113)	—	6,395
Korea Finance Security Co., Ltd.	3,267	3,519	4	—	—	(54)	1	3,470
Chin Hung International Inc.	130,779	45,101	3,179	—	—	—	(484)	47,796
Poonglim Industrial Co., Ltd.	13,916	—	—	—	—	—	—	—
STX Corporation	50,760	6,947	(816)	—	(5,865)	—	(266)	—
Saman Corporation	8,521	1,254	(48)	—	—	—	34	1,240
Woori Growth Partnerships New Technology Private Equity Fund	28,833	27,611	1,139	—	(3,346)	(484)	—	24,920
2016KIF-IMM Woori Bank Technology Venture Fund	6,840	6,840	—	6,780	—	—	—	13,620
K BANK Co., Ltd.	45,392	31,735	(5,384)	—	—	—	7	26,358
Smart Private Equity Fund No.2	3,000	2,932	(21)	—	—	—	—	2,911
Woori Bank-Company K Korea Movie Asset Fund	3,000	2,957	10	—	—	—	—	2,967
Well to Sea No.3 Private Equity Fund	101,992	182,309	10,321	—	(508)	—	(6,423)	185,699
Partner One Value Up I Private Equity Fund	10,000	—	(13)	10,000	—	—	—	9,987
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	3,268	—	—	3,268	—	—	—	3,268
Nomura-Rifa Private Real Estate Investment Trust No.17	1,000	939	(54)	—	—	—	—	885

Total	589,641	417,051	(1,462)	20,048	(9,719)	(651)	(12,327)	412,940

(*1)	Investments in joint ventures and associates decreased by 5,865 million Won through transfers to assets held for sale which occurred during the six months ended June 30, 2018.

	For the six months ended June 30, 2017
	Acquisition cost	January 1, 2017	Share of profits (losses)	Acquisi- tion (*1)	Disposal and others(*2)	Divide- nds	Change in Capital	Others (*1)	June 30, 2017
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	6,881	15,289	(1,460)	—	—	—	—	—	13,829
Kumho Tire Co., Inc.	175,652	200,332	2	—	—	—	(1,623)	—	198,711
Woori Service Networks Co., Ltd.	108	145	(10)	—	—	(8)	—	—	127
Korea Credit Bureau Co., Ltd.	3,313	5,592	508	—	—	(149)	—	—	5,951
Korea Finance Security Co., Ltd.	3,266	3,376	63	—	—	(54)	—	—	3,385
Chin Hung International Inc.	89,725	43,032	(20,050)	41,053	—	—	171	(25,966)	38,240
Poonglim Industrial Co., Ltd.	13,916	—	—	—	—	—	—	—	—
STX Engine Co., Ltd.	92,038	43,036	722	—	—	—	4,047	—	47,805
SamHo Co., Ltd.	7,492	19,729	2,021	—	(16,354)	—	(73)	(5,323)	—
STX Corporation	42,215	—	(33,739)	8,546	—	—	(215)	27,772	2,364
Saman Corporation	8,521	8,699	(96)	—	—		26	—	8,629
Woori Growth Partnerships New Technology Private Equity Fund	13,602	13,118	(371)	5,745	(498)	—	(156)	—	17,838
2016KIF-IMM Woori Bank Technology Venture Fund	1,800	1,800	—	3,240	—	—	—	—	5,040

	For the six months ended June 30, 2017
	Acquisition cost	January 1, 2017	Share of profits (losses)	Acquisi- tion (*1)	Disposal and others(*2)	Divide- nds	Change in Capital	Others (*1)	June 30, 2017
K BANK Co., Ltd.	32,500	30,442	(5,861)	—	—	—	(139)	—	24,442
Smart Private Equity Fund No.2	3,000	—	(47)	3,000	—	—	—	—	2,953
Woori Bank-Company K Korea Movie Asset Fund	1,500	—	(15)	1,500	—	—	—	—	1,485
Woori Renaissance Holdings	63,000	54,422	(622)	—	—	(57,109)	—	3,309	—

	558,529	439,012	(58,955)	63,084	(16,852)	(57,320)	2,038	(208)	370,799

(*1)	Changes in investments in joint ventures and associates due to debt-equity swap is 51,405 million Won.
(*2)	Investments in joint ventures and associates decreased by 16,354 million Won through transfers to assets held for sale occurred for the six months ended June 30, 2017.

(3)	Summary financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	June 30, 2018
	Assets	Liabilities	Operating revenue	Net income (loss)
Kumho Tire Co., Inc.	4,513,972	3,521,608	624,981	(10,774)
Woori Service Networks Co., Ltd.	4,909	2,111	7,250	456
Korea Credit Bureau Co., Ltd.	80,792	18,764	37,342	5,919
Korea Finance Security Co., Ltd.	32,635	9,501	27,161	91
Chin Hung International Inc.	403,962	311,502	263,861	19,062
Saman Corporation	89,932	61,583	26,418	(326)
Woori Growth Partnerships New Technology Private Equity Fund	108,427	441	7,865	4,936
2016KIF-IMM Woori Bank Technology Venture Fund	65,760	383	6	(754)
K BANK Co., Ltd.	1,758,930	1,557,206	24,296	(32,126)
Smart Private Equity Fund No.2	14,605	51	1	(106)
Woori Bank-Company K Korea Movie Asset Fund	11,872	3	893	769
Well to Sea No.3 Private Equity Fund	5,297,764	4,759,158	140,041	13,450
Partner One Value Up I Private Equity Fund	43,114	172	114	(58)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	15,843	744	4	(822)
Nomura-Rifa Private Real Estate Investment Trust No.17	20,433	16,407	56	(55)

	December 31, 2017
	Assets	Liabilities	Operating revenue	Net income (loss)
Kumho Tire Co., Inc.	5,105,107	3,928,327	2,136,569	(61,748)
Woori Service Networks Co., Ltd.	4,982	1,780	14,887	1,003
Korea Credit Bureau Co., Ltd.	75,504	19,323	68,750	3,580
Korea Finance Security Co., Ltd.	33,915	10,461	55,610	1,071
Chin Hung International Inc.	341,284	259,454	513,285	28,698
Poonglim Industrial Co., Ltd.	241,063	309,925	107,360	(29,812)
STX Corporation	595,348	543,458	1,371,272	342,869
Saman Corporation	98,435	69,929	76,135	(6,096)
Woori Growth Partnerships New Technology Private Equity Fund	120,133	485	1,024	(3,199)
2016KIF-IMM Woori Bank Technology Venture Fund	32,815	380	6	(1,515)
K BANK Co., Ltd.	1,244,270	1,001,121	19,231	(74,403)
Smart Private Equity Fund No.2	14,711	51	1	(340)
Woori Bank-Company K Korea Movie Asset Fund	11,830	2	16	(172)
Well to Sea No.3 Private Equity Fund	5,068,424	4,534,957	131,488	162,743
Nomura-Rifa Private Real Estate Investment Trust No.17	20,265	16,507	62	(242)

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of June 30, 2018 and December 31, 2017, are as follows:

	June 30, 2018
Associate (*)	Number of shares owned	Ownership (%)
Poonglim Industrial Co., Ltd.	4,142,782	29.1
Orient Shipyard Co., Ltd.	464,812	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,696	41.0
Jehin Trading Co., Ltd.	81,610	27.3
The season Co., Ltd.	18,187	30.1
Yuil PESC Co., Ltd.	8,642	24.0
Sinseong Trading Co., Ltd.	2,584	27.2
CL Tech Co., Ltd.	13,759	38.6
Force TEC Co., Ltd.	4,780,907	25.8
Protronics Co., Ltd.	95,921	48.1
Instern Co., Ltd.	14,296	20.1

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in associates.

	As of December 31, 2017
Associate (*)	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd.	465,050	21.4
Saenuel Co., Ltd.	3,531	37.4
E Mirae Tech Co., Ltd.	7,696	41.0
Jehin Trading Co., Ltd.	81,610	27.3
The season Co., Ltd.	18,187	30.1
Yuil PESC Co., Ltd.	8,642	24.0
Youngdong Sea Food Co., Ltd.	12,106	24.0
Sinseong Trading Co., Ltd.	2,584	27.2
CL Tech Co., Ltd.	13,759	38.6
Force TEC Co., Ltd.	4,780,907	25.8
Protronics Co., Ltd.	95,921	48.1
Instern Co., Ltd.	14,296	20.1

(*)

Even though the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, thus it is excluded from the investment in associates.

(5)

As of June 30, 2018 and December 31, 2017, the reconciliations from the net assets of associates based on the ownership ratio of the Group to its corresponding book value of investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	June 30, 2018
	Total net asset	Ownership (%)	Ownership portion of net assets	Cost-book value differential and others	Impairment	Intercompany transaction and others	Book value
Kumho Tire Co., Inc. (*)	954,857	14.2	135,122	48,459	(102,843)	2,548	83,286
Woori Service Networks Co., Ltd.	2,798	4.9	138	—	—	—	138
Korea Credit Bureau Co., Ltd.	62,028	9.9	6,149	246	—	—	6,395
Korea Finance Security Co., Ltd.	23,134	15.0	3,470	—	—	—	3,470
Chin Hung International Inc. (*)	92,316	25.3	23,361	24,565	—	(130)	47,796
Saman Corporation	28,349	9.2	2,605	5,373	(6,738)	—	1,240
Woori Growth Partnerships New Technology Private Equity Fund	107,986	23.1	24,920	—	—	—	24,920
2016KIF-IMM Woori Bank Technology Venture Fund	65,377	20.0	13,075	—	—	545	13,620
K BANK Co., Ltd.	201,724	13.0	26,162	—	—	196	26,358
Smart Private Equity Fund No.2	14,554	20.0	2,911	—	—	—	2,911
Woori Bank-Company K Korea Movie Asset Fund	11,869	25.0	2,967	—	—	—	2,967
Well to Sea No.3 Private Equity Fund (*)	371,813	50.0	185,816	—	—	(117)	185,699
Partner One Value Up I Private Equity Fund	42,942	23.3	9,987	—	—	—	9,987
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	15,099	20.0	3,020	—	—	248	3,268
Nomura-Rifa Private Real Estate Investment Trust No.17	4,026	21.9	882	—	—	3	885

(*)	The net asset amount is after reflecting debt-equity swap and others.

	December 31, 2017
	Total net asset	Ownership (%)	Ownership portion of net assets	Cost-book value differential and others	Impairment	Intercompany transaction and others	Book value
Kumho Tire Co., Inc. (*)	1,065,421	14.2	150,767	48,459	(102,843)	2,549	98,932
Woori Service Networks Co., Ltd.	3,202	4.9	158	—	—	—	158
Korea Credit Bureau Co., Ltd.	56,181	9.9	5,568	248	—	—	5,816
Korea Finance Security Co., Ltd.	23,454	15.0	3,519	—	—	—	3,519
Chin Hung International Inc. (*)	81,686	25.3	20,671	24,565	—	(136)	45,100
Poonglim Industrial Co., Ltd. (*)	(168,154)	29.4	(49,446)	54,542	(20,504)	15,408	—
STX Corporation	51,890	19.7	10,232	24,614	(27,904)	5	6,947
Saman Corporation	28,506	9.2	2,619	5,373	(6,738)	—	1,254
Woori Growth Partnerships New Technology Private Equity Fund	119,648	23.1	27,611	—	—	—	27,611
2016KIF-IMM Woori Bank Technology Venture Fund	32,435	20.0	6,487	—	—	353	6,840
K BANK Co., Ltd.	243,149	13.0	31,535	—	—	200	31,735
Smart Private Equity Fund No.2	14,660	20.0	2,932	—	—	—	2,932
Woori Bank-Company K Korea Movie Asset Fund	11,828	25.0	2,957	—	—	—	2,957
Well to Sea No.3 Private Equity Fund (*)	364,909	50.0	182,366	—	—	(57)	182,309
Nomura-Rifa Private Real Estate Investment Trust No.17	3,758	25.0	939	—	—	—	939

(*)	The net asset amount is after reflecting debt-equity swap and others.

14.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Acquisition cost	417,692	404,741
Accumulated depreciation	(36,515)	(33,440)

Net carrying value	381,177	371,301

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2018	2017
Beginning balance	371,301	358,497
Acquisition	7,311	1,221
Disposal	(1,738)	(225)
Depreciation	(2,010)	(1,991)
Transfers	6,333	(2,708)
Classified to held for sale	—	(534)
Foreign currencies translation adjustments	(79)	(120)
Others	59	5,797

Ending balance	381,177	359,937

(3)	Rental fee earned from investment properties is amounting to 2,396 million Won and 2,411 million Won for the six months ended June 30, 2018 and 2017, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment are as follows (Unit: Korean Won in millions):

	June 30, 2018
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,482,169	863,503	1,105,029	441,835	4,421	20	3,896,977
Accumulated depreciation	—	(197,688)	(868,768)	(379,750)	—	(17)	(1,446,223)

Net carrying value	1,482,169	665,815	236,261	62,085	4,421	3	2,450,754

	December 31, 2017
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,487,278	867,804	1,024,186	429,665	64,559	20	3,873,512
Accumulated depreciation	—	(186,958)	(844,114)	(364,878)	—	(17)	(1,395,967)

Net carrying value	1,487,278	680,846	180,072	64,787	64,559	3	2,477,545

(2)	Details of changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2018
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,487,278	680,846	180,072	64,787	64,559	3	2,477,545
Acquisitions	463	4,326	27,635	6,928	3,342	—	42,694
Disposals	—	—	(72)	(89)	—	—	(161)
Depreciation	—	(12,960)	(36,144)	(17,696)	—	—	(66,800)
Classified to held for sale	(3,573)	(2,477)	—	—	—	—	(6,050)
Transfer	(1,910)	(4,423)	63,433	—	(63,433)	—	(6,333)
Foreign currencies translation adjustments	(89)	(121)	352	489	(47)	—	584
Acquisition through business combination	—	—	969	661	—	—	1,630
Others	—	624	16	7,005	—	—	7,645

Ending balance	1,482,169	665,815	236,261	62,085	4,421	3	2,450,754

	For the six months ended June 30, 2017
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,488,745	691,699	189,902	68,958	18,717	4	2,458,025
Acquisitions	—	3,831	31,624	8,120	25,053	—	68,628
Disposals	(606)	(205)	(235)	(423)	—	—	(1,469)
Depreciation	—	(13,029)	(38,063)	(18,253)	—	(1)	(69,346)
Classified to assets held for sale	(1,743)	(441)	—	—	—	—	(2,184)
Transfer	2,466	403	5,485	—	(5,646)	—	2,708
Foreign currencies translation adjustments	(596)	(560)	(676)	(675)	(247)	—	(2,754)
Others	—	(6)	188	5,386	—	—	5,568

Ending balance	1,488,266	681,692	188,225	63,113	37,877	3	2,459,176

16.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	June 30, 2018
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Acquisition cost	154,644	208,383	1,180	463,361	717,332	26,087	8,978	1,579,965
Accumulated amortization	—	(170,700)	(611)	(199,179)	(550,996)	—	—	(921,486)
Accumulated impairment losses	—	—	—	—	(137)	(4,828)	—	(4,965)

Net carrying value	154,644	37,683	569	264,182	166,199	21,259	8,978	653,514

	December 31, 2017
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Acquisition cost	108,707	203,418	1,063	260,087	634,150	27,337	153,209	1,387,971
Accumulated amortization	—	(162,746)	(524)	(182,846)	(516,467)	—	—	(862,583)
Accumulated impairment losses	—	—	—	—	(137)	(6,652)	—	(6,789)

Net carrying value	108,707	40,672	539	77,241	117,546	20,685	153,209	518,599

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	June 30, 2018
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Beginning balance	108,707	40,672	539	77,241	117,546	20,685	153,209	518,599
Acquisitions	—	3,737	117	21,455	36,191	2,311	84,318	148,129
Disposal	—	—	—	—	—	(2,107)	—	(2,107)
Amortization (*)	—	(7,510)	(87)	(16,317)	(34,162)	—	—	(58,076)
Reversal of impairment loss	—	—	—	—	—	339	—	339
Transfer	—	—	—	181,803	46,746	—	(228,549)	—
Acquisition through business combination	47,406	763	—	—	—	—	—	48,169
Foreign currencies translation adjustment	(1,469)	21	—	—	243	74	—	(1,131)
Others	—	—	—	—	(365)	(43)	—	(408)

Ending balance	154,644	37,683	569	264,182	166,199	21,259	8,978	653,514

(*)	Amortization of other intangible assets amounting to 25,179 million Won is included in other operating expenses.

	June 30, 2017
	Goodwill	Software	Industrial property rights	Development cost	Others	Membership deposit	Construction in progress	Total
Beginning balance	124,803	35,477	313	70,697	164,364	20,086	67,999	483,739
Acquisitions	105	10,152	54	12,628	10,276	480	55,984	89,679
Disposal	—	—	—	—	—	(866)	—	(866)
Amortization (*)	—	(8,064)	(56)	(11,515)	(30,389)	—	—	(50,024)
Impairment loss	—	—	—	—	—	(128)	—	(128)
Transfer	—	8,091	—	—	36	—	(8,127)	—
Foreign currencies translation adjustment	(7,479)	(68)	—	—	(1,053)	(81)	(383)	(9,064)
Others	—	(22)	—	(55)	(6,371)	(6)	—	(6,454)

Ending balance	117,429	45,566	311	71,755	136,863	19,485	115,473	506,882

(*)	Amortization of other intangible assets amounting to 24,443 million Won is included in other operating expenses.

17.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Investments in joint ventures and associates	5,865	46,217
Premises and equipment, etc (*)	12,840	2,407

Total	18,705	48,624

(*)

As of June 30, 2018 and December 31, 2017, non-operating assets of the subsidiaries include land and buildings classified as assets held for sale amounting to 5,223 million Won and 840 million Won, respectively.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		June 30, 2018
		Collateral given to	Amount	Reason for collateral
Loan at amortized cost and other financial assets	Due from banks on time in local currency	DaishinAMC and others	1,500	Right of pledge
	Due from banks in local currencies	Samsung Securities Co., Ltd. and others	19,698	Margin deposit for futures or option
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	135,515	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Korean financial institutions’ debt securities and others	Kyobo Life Insurance Co., Ltd. and others	72,915	CSA collateral and others
Financial assets at FVTOCI	Korean treasury and corporate bonds	Korea Securities Depository	10,002	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	The BOK and others	1,621,221	Settlement risk and others
Securities at amortized cost	Korean treasury and government bonds	Korea Securities Depository	5,444	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	The BOK and others	4,908,149	Settlement risk and others
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	6,065	Right to collateral and others

		Total	6,780,509

(*)

The Group has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Group does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements).

		December 31, 2017
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks on time in local currency	Bank of China and others	6,629	Collaterals for issuing letter of guarantee and others
	Due from banks in local currencies	Samsung Securities Co., Ltd. and others	10,809	Margin deposit for futures or option
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	9,136	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Korean financial institutions’ debt securities and others	Yuanta Securities Co., Ltd. and others	501,523	Substitute securities and others
AFS financial assets	Korean treasury and corporate bonds	Korea Securities Depository and others	9,998	Related to bonds sold under repurchase agreements (*)
	Korean treasury and government bonds and others	The BOK and others	1,570,608	Settlement risk and others
HTM financial assets	Korean treasury and government bonds	Korea Securities Depository	5,436	Related to bonds sold under repurchase agreements (*)
	Korean financial institutions’ debt securities and others	The BOK and others	7,605,292	Settlement risk and others
Premises and equipment	Land and building	Credit Counselling & Recovery Service and others	6,186	Leasehold rights and others

		Total	9,725,617

(*)

The Group has the agreements to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Group does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements).

(2)	The carrying amounts of assets acquired through foreclosure are as follows. (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Land	327	332
Buildings	—	44

Total	327	376

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		June 30, 2018	December 31, 2017	Loaned to
Financial assets at FVTOCI	Korean treasury, corporate bonds and others	50,139	—	Korea Securities Finance Corporation
AFS financial assets	Korean treasury, government bonds and others	—	170,256	Korea Securities Finance Corporation and others

	Total	50,139	170,256

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities recognized through such transactions relates to securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of June 30, 2018 and December 31, 2017 are as follows (Unit: Korean Won in millions):

	June 30, 2018
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	7,303,137	—

	December 31, 2017
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	17,671,490	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Prepaid expenses	165,150	130,245
Advance payments	24,879	18,363
Non-operative assets	327	376
Others	12,444	9,420

Total	202,800	158,404

20.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Financial liabilities at fair value through profit or loss mandatorily measured at fair value	2,402,235	—
Financial liabilities held for trading	—	3,176,113
Financial liabilities at fair value through profit or loss designated as upon initial recognition	176,097	—
Financial liabilities designated as at FVTPL	—	251,796

Total	2,578,332	3,427,909

(2)	Financial liabilities at fair value through profit or loss mandatorily measured at fair value(Financial liabilities held for trading) are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Deposits
Gold banking liabilities	24,485	25,964
Derivative liabilities	2,377,750	3,150,149

Total	2,402,235	3,176,113

(3)	Financial liabilities at fair value through profit or loss designated as upon initial recognition(Financial liabilities designated as at FVTPL) are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Equity linked securities index:
Equity linked securities index in short position	176,097	160,057
Debentures:
Debentures in local currency	—	91,739

Total	176,097	251,796

Financial liabilities at fair value through profit or loss designated are designated as such in order to eliminate or significantly reduce accounting mismatch arising from recognition or measurement.

(4)

Credit risk adjustments to financial liabilities at fair value through profit or loss designated as upon initial recognition(Financial liabilities designated as at FVTPL) are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Financial liabilities at fair value through profit or loss designated as upon initial recognition	176,097	—
Financial liabilities designated as at FVTPL	—	616,177
Changes in fair value for credit risk adjustments	(179)	(261)
Accumulated changes in credit risk adjustments	(39)	89

The adjustment to reflect Group’s credit risk is considered in measuring the fair value of derivatives. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of bank.

(5)

The difference between financial liabilities at fair value through profit or loss designated as upon initial recognition’s(Financial liabilities designated as at FVTPL) carrying amount and nominal amount at maturity is as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Carrying amount	176,097	251,796
Nominal amount at maturity	212,259	255,408

Difference	(36,162)	(3,612)

(6)	Changes in equity in relation to Financial liabilities at fair value through profit or loss designated as upon initial recognition

1)	Realized cumulative gain or loss designated in other comprehensive income due to derecognition of financial liabilities designated at FVTPL is nil for the six months ended June 30, 2018.

2)	Cumulative gains on financial liabilities designated at FVTPL replaced to retained earnings from other comprehensive income are as follows (Unit: Korean Won in millions):

For the six months ended June 30, 2018
Equity-linked securities index:	(8)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Deposits in local currency:
Deposits on demand	9,337,563	9,349,070
Deposits at termination	198,768,356	194,292,679
Mutual installment	32,292	34,055
Deposits on notes payables	1,705,871	1,323,679
Deposits on CMA	154,782	164,431
Certificate of deposits	4,592,575	4,436,443
Other deposits	1,401,853	1,451,841

Subtotal	215,993,292	211,052,198

Deposits in foreign currency:
Deposits in foreign currencies	21,950,041	23,682,896

Present value discount	(43,167)	(40,010)

Total	237,900,166	234,695,084

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	June 30, 2018
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,420,990
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 2.5	1,782,603
Others	The Korea Development Bank and others	0.0 ~ 4.0	4,665,845

Subtotal			7,869,438

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 6.5	7,148,402
Offshore borrowings in foreign currencies	JPMORGAN CHASE BANK	2.8	33,651

Subtotal			7,182,053

Bills sold	Others	0.0 ~ 1.2	23,874
Call money	Bank and others	0.0 ~ 6.3	818,889
Bonds sold under repurchase agreements	Other financial institutions	0.7 ~ 12.7	5,372
Present value discount			(27)

Total			15,899,599

	December 31, 2017
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,404,087
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 2.9	1,723,340
Others	The Korea Development Bank and others	0.0 ~ 3.2	3,957,421

Subtotal			7,084,848

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 6.8	6,996,551
Offshore borrowings in foreign currencies	Commonwealth Bank	1.8	28,285

Subtotal			7,024,836

Bills sold	Others	0.0 ~ 1.2	36,953
Call money	Bank and others	1.5 ~ 2.7	635,061
Bonds sold under repurchase agreements	Other financial institutions	0.6 ~ 12.7	3,173
Present value discount			(165)

Total			14,784,706

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	June 30, 2018		December 31, 2017
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond(*):
Ordinary bonds	1.5 ~ 4.5	21,105,565	1.5 ~ 5.8	22,468,908
Subordinated bonds	3.0 ~ 12.6	5,006,632	3.4 ~ 12.6	4,781,301
Other bonds	1.9 ~ 17.0	676,144	1.6 ~ 17.0	649,615

Subtotal		26,788,341		27,899,824

Discounts on bonds		(35,616)		(30,173)

Total		26,752,725		27,869,651

(*)

Included debentures under fair value hedge relationships are 3,150,145 million Won and 3,089,751 million Won as of June 30, 2018 and December 31, 2017, respectively. Also, debentures under cash flow hedge amounting to 724,487 million Won and 694,548 million Won are included as of June 30, 2018 and December 31, 2017.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Asset retirement obligation	67,458	61,872
Provisions for guarantees (*1)	106,827	183,247
Provisions for unused commitments	101,874	66,115
Provisions for customer reward credits	46,735	40,445
Other provisions (*2)	63,480	58,791

Total	386,374	410,470

(*1)	Provisions for guarantees includes provision for financial guarantee of 54,896 million Won and 71,697 million Won as of June 30, 2018 and December 31, 2017, respectively.
(*2)	Other provisions consist of provision for litigation and others.

(2)	Changes in provisions for guarantees and loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the six months ended June 30, 2018
	Stage1	Stage2	Stage3	Total
Beginning balance (*)	47,132	18,281	127,511	192,924
Replaced by 12-month expected credit loss	76	(76)	—	—
Replaced with expected credit loss for the entire period	(954)	58,894	(57,940)	—
Replaced with credit-impaired financial assets	(21)	(20)	41	—
Provisions used	(8,506)	—	—	(8,506)
Net reversal of unused amount	(4,873)	(46,344)	(35,773)	(86,990)
Others	9,393	6	—	9,399

Ending balance	42,247	30,741	33,839	106,827

(*)	The beginning balance was restated in accordance with K-IFRS 1109.

For the six months ended June 30, 2017
Beginning balance	238,117
Provisions provided	1,003
Provisions used	(12,335)
Reversal of provisions unused	(45,971)
Foreign currencies translation adjustments	20
Others	7,920

Ending balance	188,754

2)	Provisions for unused commitment

	For the six months ended June 30, 2018
	Stage1	Stage2	Stage3	Total
Beginning balance (*)	75,232	27,875	1,878	104,985
Replaced by 12-month expected credit loss	6,262	(6,145)	(117)	—
Replaced with expected credit loss for the entire period	(2,543)	2,614	(71)	—
Replaced with credit-impaired financial assets	(159)	(325)	484	—
Net provision(reversal) of unused amount	(6,183)	3,356	(328)	(3,155)
Others	44	—	—	44

Ending balance	72,653	27,375	1,846	101,874

(*)	The beginning balance was restated in accordance with K-IFRS 1109.

For the six months ended June 30, 2017
Beginning balance	87,909
Provisions provided	491
Provisions used	(42)
Reversal of provisions unused	(5,736)
Foreign currencies translation adjustments	(1)

Ending balance	82,621

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2018	2017
Beginning balance	61,872	58,076
Provisions provided	1,083	654
Provisions used	(295)	(416)
Reversal of provisions unused	(993)	(727)
Amortization	259	203
Increase in restoration costs and others	5,532	4,163

Ending balance	67,458	61,953

The amount of the asset retirement obligation is the present value of the best estimate of future expected recovery cost arising from leased premises as of June 30, 2018, discounted by appropriate discount rate. The expenditure of the recovery cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the average inflation rate for last year in order to estimate future recovery cost.

(4)	Changes in other provisions are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2018
	Provisions for customer reward credits	Other provisions	Total
Beginning balance	40,445	58,791	99,236
Provisions provided	36,044	2,236	38,280
Provisions used	(48,891)	(2,199)	(51,090)
Reversal of unused amount	—	(40)	(40)
Foreign currencies translation adjustments	—	(7)	(7)
Transfer (*)	5,467	—	5,467
Others	13,670	4,699	18,369

Ending balance	46,735	63,480	110,215

(*)	As the credits of the affiliates were transferred to the Group, the allowance for the provisions for customer reward credits increased for the six months ended June 30, 2018.

	For the six months ended June 30, 2017
	Provisions for customer reward credits	Other provisions	Total
Beginning balance	22,093	22,282	44,375
Provisions provided	32,208	2,390	34,598
Provisions used	(39,402)	(9,013)	(48,415)
Reversal of unused amount	—	(40)	(40)
Foreign currencies translation adjustments	—	(146)	(146)
Transfer (*)	11,482	—	11,482
Amortization	—	53	53
Others	5,667	128	5,795

Ending balance	32,048	15,654	47,702

(*)	As the credits of the affiliates were transferred to the Group, the allowance for the provisions for customer reward credits increased for the six months ended June 30, 2017.

24.	NET DEFINED BENEFIT LIABILITY

The characteristics of the Group’s defined benefit retirement pension plans characteristics are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset

The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds

A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation

Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Defined benefit obligation	1,175,786	1,071,170
Fair value of plan assets	(1,075,927)	(1,027,906)

Net defined benefit liability	99,859	43,264

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Beginning balance	1,071,170	984,381
Current service cost	72,460	73,564
Interest cost	15,797	13,144
Remeasurements	72,374	4,639
Foreign currencies translation adjustments	8	(121)
Retirement benefit paid	(57,109)	(31,022)
Curtailment or settlement	—	(10,076)
Others	1,086	127

Ending balance	1,175,786	1,034,636

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Beginning balance	1,027,906	990,653
Interest income	16,626	15,127
Remeasurements	(9,088)	(7,847)
Employer’s contributions	96,273	18,000
Retirement benefit paid	(55,790)	(29,431)
Curtailment or settlement	—	(10,396)
Others	—	43,113

Ending balance	1,075,927	1,019,219

(4)

Plan assets wholly consist of time deposits as of June 30, 2018 and December 31, 2017, respectively. Among plan assets, realized returns on plan assets amount to 7,538 million Won and 7,280 million Won for the six months ended June 30, 2018 and 2017, respectively.

Meanwhile, the contribution expected to be paid in the current accounting year amounts to 125,818 million Won.

(5)

Current service cost, net interest income, loss (gain) on the curtailment or settlement and remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Current service cost	72,460	73,564
Net interest income	(829)	(1,983)
Loss(gain) on the curtailment or settlement	—	321

Cost recognized in net income	71,631	71,902

Remeasurements(*)	81,462	12,486

Cost recognized in total comprehensive income	153,093	84,388

(*)	This is an amount before considering the tax effects.

Retirement benefit service costs related to defined contribution plans amount to 1,304 million Won and 2,155 million Won for the six months ended June 30, 2018 and 2017, respectively.

(6)	Key actuarial assumptions used in defined benefit liability measurement are as follows:

	June 30, 2018	December 31, 2017
Discount rate	3.25%	3.18%
Future wage growth rate	6.18%	6.18%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

The weighted average maturity of defined benefit liability is 12.94 years.

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		June 30, 2018	December 31, 2017
Discount rate	Increase by 1% point	(124,157)	(116,405)
	Decrease by 1% point	146,273	137,151
Future wage growth rate	Increase by 1% point	145,794	136,707
	Decrease by 1% point	(125,567)	(117,765)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Other financial liabilities:
Accounts payable	9,021,786	4,692,320
Accrued expenses	1,809,499	2,049,861
Borrowings from trust accounts	3,999,899	3,271,817
Agency business revenue	258,497	344,591
Foreign exchange payables	604,344	590,667
Domestic exchange payables	4,229,125	1,309,646
Other miscellaneous financial liabilities	1,487,513	1,635,156
Present value discount	(2,396)	(1,597)

Subtotal	21,408,267	13,892,461

Other liabilities:
Unearned income	178,799	180,664
Other miscellaneous liabilities	124,114	103,317

Subtotal	302,913	283,981

Total	21,711,180	14,176,442

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2018
		Assets		Liabilities
	Nominal amount	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	272,778	—	—	—	—	—
Swaps	143,307,983	12,395	218,551	—	34,540	232,719
Purchase options	660,000	—	10,897	—	—	—
Written options	785,000	—	—	—	—	11,731
Currency:
Futures	371,529	—	—	—	—	—
Forwards	80,082,126	—	1,200,200	—	—	1,164,623
Swaps	56,427,354	—	806,790	32,965	—	750,377
Purchase options	2,635,551	—	36,079	—	—	—
Written options	4,651,496	—	—	—	—	49,352
Equity:
Futures	124,009	—	—	—	—	—
Swaps	435,790	—	3,021	—	—	4,542
Purchase options	4,272,150	—	115,210	—	—	—
Written options	5,661,146	—	—	—	—	163,966
Others:
Futures	965	—	—	—	—	—
Forward	5,618	—	—	—	—	—
Swaps	8,081	—	463	—	—	440

Total	299,701,576	12,395	2,391,211	32,965	34,540	2,377,750

	December 31, 2017
		Assets		Liabilities
	Nominal amount	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	75,845	—	—	—	—	—
Swaps	130,197,378	59,272	223,935	—	12,103	253,972
Purchase options	630,000	—	12,346	—	—	—
Written options	795,000	—	—	—	—	12,869
Currency:
Futures	318,217	—	—	—	—	—
Forwards	72,526,956	—	1,314,368	—	—	1,375,799
Swaps	48,176,306	—	1,352,924	55,651	—	1,347,905
Purchase options	2,291,154	—	64,267	—	—	—
Written options	4,038,237	—	—	—	—	58,687
Equity:
Futures	91,436	—	—	—	—	—
Swaps	15,000	—	103	—	—	10
Purchase options	5,060,706	—	146,775	—	—	—
Written options	4,504,290	—	—	—	—	99,770
Others:
Futures	—	—	—	—	—	—
Swaps	7,805	—	1,056	—	—	1,037
Purchase options	—	—	—	—	—	—
Written options	5,000	—	—	—	—	100

Total	268,733,330	59,272	3,115,774	55,651	12,103	3,150,149

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 20), and derivatives held for hedging are presented as a separate line item in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting

1)	Fair value hedge

As of the current period end, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,150,145 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

The Group entered into interest rate swap agreements to manage its exposure to interest rate risk and designated as hedging instruments. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value to the face value of the hedging instrument.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, the change in the total amount and price of the hedged item, or significant credit risk fluctuation of either party of the hedged item.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is USD Libor 3M (6M) plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

2)	Cash Flow Hedge

As of the current period end, the Group has applied Cash Flow hedge on foreign currency denominated bonds amounting to 724,487 million Won. The Group’s objectives of hedging are to ① Mitigate risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency, which arise from changes in foreign exchange rate and market interest rate; and ② Mitigate the risks of cash flow fluctuation from principal and interest of fixed-interest rate debentures denominated in foreign currency, which arise from changes in foreign exchange rates. The Group has designated foreign currency swap contracts as hedging instruments in order to achieve such objectives.

(3)	The nominal amounts of the hedging instrument as of June 30, 2018 are as follows (Unit: USD, SGD):

	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedging derivatives
Interest rate risk
Interest rate swap(USD)	500,000,000	1,350,000,000	1,000,000,000	2,850,000,000
Cash flow hedge
Foreign currencies translation risk and interest rate risk
Currency swap(USD)	50,000,000	450,000,000	—	500,000,000
Foreign currencies translation risk
Currency swap(SGD)	—	204,000,000	—	204,000,000

(4)	The average interest rate and average currency rate of the hedging instrument as of June 30, 2018 is as follows:

Average interest rate and average currency rate
Fair value hedging derivatives
Interest rate risk
Interest rate swaps(USD)	Fixed 3.98% receipt and 3.96% floating paid
Cash flow hedge
Foreign currencies translation risk and interest rate risk
Currency swap(USD)	USD 2.65% receipt, KRW 1.71% paid, USD/KRW =1,173 Won
Foreign currencies translation risk
Currency swap(SGD)	SGD 1.91% receipt, KRW 1.98% paid, SGD/KRW = 828 Won

(5)	The amounts related to items designated as hedging instruments as of June 30, 2018 are as follows (Unit: Korean Won in millions, USD, SGD):

			Carrying amounts of the hedging instrument		Line item in the
	Nominal amounts of the hedging instrument		Assets	Liabilities	statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
Fair value hedge
Interest rate risk
Interest rate swaps	USD	2,850,000,000	12,395	34,540	Derivative assets, Derivative liabilities	(62,246)
Cash flow hedge
Foreign currencies translation risk and interest rate risk
Currency swap	USD	500,000,000	—	27,594	Derivative liabilities	22,013
Foreign currencies translation risk
Currency swap	SGD	204,000,000	—	5,372	Derivative liabilities	672

(6)	Details of carrying amount to hedged and amount adjusted due to hedge accounting as of June 30, 2018 are as follows (Unit: Korean won in millions):

	Carrying amounts of the hedging item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedging
Interest rate risk
Debenture	—	3,150,145	—	60,732	Debentures	66,455	—
Cash flow hedge
Foreign currencies translation risk and interest rate risk
Debenture	—	558,258	—	—	Debentures	(21,725)	(1,665)
Foreign currencies translation risk
Debenture	—	166,229	—	—	Debentures	(505)	(3,770)

(*)	Amount after tax deduction

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges during the current period are as follows (Unit: Korean Won in millions):

		Hedge ineffectiveness recognized in profit or loss	Line item in the profit that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	4,209	Other net operating income

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges is as follows (Unit: Korean Won in millions):

		Changes in the value of hedging instruments recognized in cash flow hedge reserve	Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss because of the reclassification
Cash flow hedge	Foreign currencies translation risk and interest rate risk	22,043	(30)	Other net operating expense	25,049	Other net operating income
	Foreign currencies translation risk	672	—	Other net operating income	3,894	Other net operating income

27.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2018	2017
Beginning balance	7,416	13,422
New transactions	20,820	500
Amounts recognized in losses	(3,000)	(3,613)

Ending balance	25,236	10,309

In case some variables to measure fair values of financial instruments are not observable or available in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded at the fair value produced by the valuation techniques as at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of shares authorized and others are as follows:

	June 30, 2018	December 31, 2017
Shares of common stock authorized	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	676,000,000 Shares	676,000,000 Shares
Capital stock	3,381,392 million Won	3,381,392 million Won

(2)	There is no change to be disclosed in numbers of issued and outstanding shares of common stock for the six months ended June, 2018 and 2017.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Capital in excess of par value	269,533	269,533
Other capital surplus	16,352	16,347

Total	285,885	285,880

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	June 30, 2018	December 31, 2017
Securities in local currency	June 20, 2008	June 20, 2038	7.7	—	255,000
	April 25, 2013	April 25, 2043	4.4	500,000	500,000
	November 13, 2013	November 13, 2043	5.7	200,000	200,000
	December 12, 2014	December 12, 2044	5.2	160,000	160,000
	June 3, 2015	June 3, 2045	4.4	240,000	240,000
Securities in foreign currencies	June 10, 2015	June 10, 2045	5.0	559,650	559,650
	September 27, 2016	—	4.5	553,450	553,450
	May 16, 2017	—	5.3	562,700	562,700
Issuance cost				(12,544)	(12,912)

Total				2,763,256	3,017,888

The hybrid securities mentioned above are either without a maturity date or its maturity can be extended indefinitely at the maturity date without change of terms. Further, if a resolution is passed not to pay dividends on common stock, interest payments on the hybrid securities may be not occur.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Accumulated other comprehensive loss:
Net gain or loss on valuation of financial assets at FVTOCI	(46,746)	—
Gain on valuation of AFS financial assets	—	301,930
Gain (loss) on financial liabilities at fair value through profit or loss designated as upon initial recognition due to own credit risk	29	—
Share of other comprehensive loss of joint ventures and associates	(1,446)	(1,251)
Loss on foreign currency translation of foreign operations	(206,037)	(242,700)
Remeasurement loss related to defined benefit plan	(211,838)	(152,624)
Gain (loss) on valuation of cash flow hedges	(5,436)	777
Equity related to non-current assets held for sale	(564)	4,145

Subtotal	(472,038)	(89,723)

Treasury shares	(34,113)	(34,113)
Other capital adjustments	(1,607,647)	(1,815,438)

Total	(2,113,798)	(1,939,274)

(2)	Changes in the accumulated other comprehensive loss are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2018
	Beginning balance (*1)	Increase (decrease) (*2)	Reclassification adjustments	Income tax effect	Ending balance
Net gain or loss on valuation of financial assets at FVTOCI	(88,906)	58,846	(694)	(15,992)	(46,746)
Gain (loss) on financial liabilities at fair value through profit or loss designated as upon initial recognition due to own credit risk	(96)	172	—	(47)	29
Share of other comprehensive gain (loss) of joint ventures and associates	(2,656)	1,669	—	(459)	(1,446)
Gain (loss) on foreign currency translation of foreign operations	(242,806)	50,717	—	(13,948)	(206,037)
Remeasurement gain (loss) related to defined benefit plan	(152,358)	(82,041)	—	22,561	(211,838)
Gain (loss) on valuation of cash flow hedges	777	(8,570)	—	2,357	(5,436)
Transfer to non-current assets held for sale	4,145	(564)	(4,145)	—	(564)

Total	(481,900)	20,229	(4,839)	(5,528)	(472,038)

(*1)	The beginning balance was restated in accordance with K-IFRS 1109.
(*2)	Net gain or loss on valuation of financial assets at FVTOCI included the 1,500 million Won transfer to retained earnings due to disposal of equity securities.

	For the six months ended June 30, 2017
	Beginning balance	Increase (decrease)(*)	Reclassification adjustments(*)	Income tax effect	Ending balance
Gain (loss) on valuation of AFS financial assets	386,981	46,479	(81,114)	5,602	357,948
Share of other comprehensive income (loss) of joint ventures and associates	(1,863)	2,038	—	(531)	(356)
Gain (loss) on foreign currency translation of foreign operations	(48,353)	(81,571)	—	17,627	(112,297)
Remeasurement gain (loss) related to defined benefit plan	(163,397)	(12,642)	—	3,020	(173,019)
Gain (loss) on valuation of cash flow hedges	—	(1,947)	—	421	(1,526)

Total	173,368	(47,643)	(81,114)	26,139	70,750

(*)

For the change in gain (loss) on valuation of AFS financial assets, “increase (decrease)” represents change due to the valuation during the period, and “reclassification adjustments” represents disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		June 30, 2018	December 31, 2017
Legal reserve	Earned surplus reserve	1,857,754	1,729,754
	Other legal reserve	46,384	45,668

	Subtotal	1,904,138	1,775,422

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,759,804	7,418,806
	Regulatory reserve for credit loss	2,578,457	2,438,191
	Revaluation reserve	715,860	751,964
	Other voluntary reserve	—	11,700

	Subtotal	11,297,521	10,864,061

Conversion of loss on disposal of equity securities at FVTOCI to retained earnings		(424)	—
Derecognition of the credit risk on financial liabilities designated at FVTPL		5	—
Retained earnings before appropriation		3,272,213	2,980,523

	Total	16,473,453	15,620,006

i.	Earned surplus reserve

In accordance with the Banking Act, earned surplus reserve is appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Group was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. But this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation are an Autonomous judgment matter of the Group since 2015.

v.	Additional reserve

Additional reserve was appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Group discloses such short fall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be the recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2018 (*)	2017
Beginning balance	15,797,097	14,611,566
Net attributable to owners	1,305,878	1,098,361
Dividends on common stock	(336,636)	(269,308)
Dividends on hybrid securities	(75,603)	(90,823)
Loss on disposal of equity securities at FVTOCI	(424)	—
Derecognition of the credit risk on financial liabilities designated at FVTPL	5	—
Capital adjustments due to appropriation of retained earnings	(216,864)	—

Ending balance	16,473,453	15,349,796

(*)	The beginning balance as of 2018 was restated in accordance with K-IFRS 1109.

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on the Supervision of Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Group shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Beginning balance	2,578,457	2,438,191
Planned provision (reversal) of regulatory reserve for credit loss	(224,914)	140,266

Ending balance	2,353,543	2,578,457

(2)

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Net income	721,796	1,316,316	466,284	1,109,015
Provision (reversal) of regulatory reserve for credit loss(*)	(11,846)	38,172	48,412	49,961
Adjusted net income after the provision(reversal) of regulatory reserve	733,642	1,278,144	417,872	1,059,054
Adjusted EPS after the provision (reversal) of regulatory reserve(Unit: Korean Won)	1,034	1,786	559	1,439

(*)

The amount of reserve for credit loss for the six months ended June 30, 2018 is calculated considering only the change in the reserve for credit loss after the accounting policy change due to adoption of K-IFRS 1109. Therefore, the effect of reducing the reserve for credit losses due to changes in accounting policies was excluded.

33.	DIVIDENDS

At the shareholders’ meeting on March 23, 2018, dividend payment for the year ended December 31, 2017 amounting to 336,636 million Won (500 Won per share) was approved and paid for the six months ended June 30, 2018.

34.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Financial assets at FVTPL (K-IFRS 1109)	13,367	28,537	—	—
Financial assets at FVTPL (K-IFRS 1039)	—	—	13,074	26,806
Financial assets at FVTOCI	62,170	119,446	—	—
AFS financial assets	—	—	67,667	144,067
Securities at amortized cost	87,587	168,789	—	—
HTM financial assets	—	—	74,690	149,673
Financial assets at amortized cost:
Interest on due from banks	28,323	61,461	—	—
Interest on loans	2,170,291	4,251,497	—	—
Interest of other receivables	6,931	13,686	—	—

Subtotal	2,205,545	4,326,644	—	—

Loans and receivables:
Interest on due from banks	—	—	20,182	41,403
Interest on loans	—	—	1,921,359	3,810,008
Interest of other receivables	—	—	8,836	17,627

Subtotal	—	—	1,950,377	3,869,038

Total	2,368,669	4,643,416	2,105,808	4,189,584

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Interest on deposits due to customers	704,007	1,358,964	586,051	1,174,384
Interest on borrowings	70,519	129,929	57,666	115,548
Interest on debentures	174,890	346,948	154,445	305,804
Other interest expense	21,930	43,101	20,070	43,528

Total	971,346	1,878,942	818,232	1,639,264

35.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Fees and commissions received (*)	169,171	346,925	163,688	336,322
Fees and commissions received for provision of guarantee	14,660	30,263	15,911	31,700
Fees and commissions received on project financing	10,528	16,945	4,614	6,334
Fees and commissions received on Credit card	283,407	556,984	268,887	527,566
Fees and commissions received on securities	23,767	50,238	19,757	40,267
Other fees and commissions received	53,867	111,651	33,424	71,704

Total	555,400	1,113,006	506,281	1,013,893

(*)

Fees and commissions received include fees income from agency commission, fees income from electronic finance, fees income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Fees and commissions paid	41,532	80,866	41,930	73,167
Credit card commission	213,887	425,204	200,275	400,349
Brokerage commission	934	1,268	121	348
Others	1,700	3,013	1,207	2,329

Total	258,053	510,351	243,533	476,193

36.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Financial assets at FVTPL (K-IFRS 1109)	12,210	31,860	—	—
Financial assets at FVTPL (K-IFRS 1039)	—	—	47	190
Financial assets at FVTOCI	1,941	17,844	—	—
AFS financial assets	—	—	19,570	59,255

Total	14,151	49,704	19,617	59,445

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

Six month ended June 30, 2018
Dividend income recognized from assets held
Equity securities	17,570
Dividend income recognized in assets derecognized	274

Total	17,844

37.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE (K-IFRS 1109 AND 1039)

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL (K-IFRS 1109 and 1039) are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gains on financial assets at fair value through profit or loss mandatorily measured at fair value	70,116	114,146	—	—
Gains (losses) on financial instruments held for trading	—	—	36,266	(60,186)
Gains(losses) on financial instrument at fair value through profit or loss designated as upon initial recognition	(2,423)	2,877	—	—
Losses on financial instruments at fair value through profit or loss designated as upon initial recognition	—	—	(24,200)	(86,223)

Total	67,693	117,023	12,066	(146,409)

(2)

Details of net gain or loss on financial instrument at fair value through profit or loss mandatorily measured at fair value and financial assets held for trading are as follows (Unit: Korean Won in millions):

			2018		2017
			Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Financial assets at FVTPL (financial assets held for trading)	Securities	Gain on valuation	36,982	81,861	1,055	5,895
		Gain on disposals	18,885	22,377	3,936	9,860
		Loss on valuation	(11,957)	(23,795)	(2,785)	(6,511)
		Loss on disposals	(7,481)	(9,180)	(1,308)	(2,057)

		Subtotal	36,429	71,263	898	7,187

	Loans	Gain on valuation	373	3,191	—	—
		Loss on valuation	(107)	(127)	—	—

		Subtotal	266	3,064	—	—

	Other financial assets	Gain on valuation	228	1,969	1,495	3,071
		Gain on disposals	143	405	814	933
		Loss on valuation	(320)	(2,193)	(1,971)	(3,590)
		Loss on disposals	(11)	(83)	(211)	(234)

		Subtotal	40	98	127	180

	Total of financial assets held for trading		36,735	74,425	1,025	7,367

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	231,372	600,362	201,637	433,349
		Loss on transactions and valuation	(247,381)	(594,525)	(198,170)	(421,734)

		Subtotal	(16,009)	5,837	3,467	11,615

	Currency derivatives	Gain on transactions and valuation	2,546,154	3,535,106	(94,206)	3,773,565
		Loss on transactions and valuation	(2,502,934)	(3,505,890)	105,055	(3,943,609)

		Subtotal	43,220	29,216	10,849	(170,044)

	Equity derivatives	Gain on transactions and valuation	115,712	249,364	92,302	302,927
		Loss on transactions and valuation	(109,288)	(244,063)	(71,116)	(211,551)

		Subtotal	6,424	5,301	21,186	91,376

	Other derivatives	Gain on transactions and valuation	2,142	2,790	2,295	12,312
		Loss on transactions and valuation	(2,396)	(3,423)	(2,556)	(12,812)

		Subtotal	(254)	(633)	(261)	(500)

	Total of derivatives(for trading)		33,381	39,721	35,241	(67,553)

	Total		70,116	114,146	36,266	(60,186)

(3)	Details of net gain or loss on financial instrument at fair value through profit or loss designated as upon initial recognition are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gain (loss) on equity-linked securities:
Loss on disposals of equity-linked securities	(1,203)	(1,534)	(3,686)	(15,877)
Gain (loss) on valuation of equity-linked securities	(2,164)	2,814	(20,667)	(69,714)

Subtotal	(3,367)	1,280	(24,353)	(85,591)

Loss on other securities:
Loss on valuation of other securities	—	—	(114)	(16)

Gain (loss) on other financial instruments:
Gain (loss) on valuation of other financial instruments	944	1,597	267	(616)

Total	(2,423)	2,877	(24,200)	(86,223)

38.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI AND AFS FINANCIAL ASSETS

Details of net gain on financial assets at FVTOCI and AFS financial assets recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gains on redemption of securities	11	16	220	547
Gains on transaction of securities	464	1,271	95,019	116,262
Impairment losses on securities	—	—	(6,852)	(12,637)

Total	475	1,287	88,387	104,172

39.	IMPAIRMENT REVERSE(LOSSES) DUE TO CREDIT LOSS

Impairment reverse (losses) due to credit loss are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Reversal of credit loss on financial assets at financial assets at FVTOCI	(679)	(459)	—	—
Reversal of credit loss on securities at amortized cost losses	(199)	(191)	—	—
Provision for credit loss on loans and other financial assets at amortized cost	76,699	(61,057)	—	—
Impairment losses due to credit loss	—	—	(211,842)	(333,976)
Reversal of provision on guarantee	76,354	86,990	16,071	44,968
Reversal of provision on (provision for) loan commitment	(1,502)	3,155	(8,715)	5,245

Total	150,673	28,438	(204,486)	(283,763)

40.	GENERAL ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			2018		2017
			Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Salaries	Short term employee benefits	Salaries	341,645	644,663	326,034	654,191
		Employee benefits	108,933	213,627	114,170	213,600
	Retirement benefit service costs		36,610	72,936	36,972	74,057
	Termination		20,994	20,994	5,477	5,477

	Subtotal		508,182	952,220	482,653	947,325

Depreciation and amortization			52,222	99,698	45,380	94,927
Other general and administrative expenses	Rent		79,546	159,126	76,297	156,708
	Taxes and public dues		38,275	67,385	34,077	63,178
	Service charges		52,807	104,970	47,611	96,418
	Computer and IT related		21,704	43,581	16,089	30,477
	Telephone and communication		16,819	33,729	16,111	31,590
	Operating promotion		9,339	19,768	10,003	21,053
	Advertising		13,808	20,493	22,434	29,880
	Printing		1,928	3,892	2,095	4,237
	Traveling		2,679	6,034	2,920	6,024
	Supplies		1,737	3,223	1,517	3,117
	Insurance premium		1,961	4,002	1,956	4,169
	Reimbursement		4,964	5,902	4,710	9,177
	Maintenance		3,672	8,027	3,331	6,882
	Water, light, and heating		2,809	7,203	2,883	7,146
	Vehicle maintenance		2,379	4,594	2,602	4,964
	Others		12,823	23,491	11,488	21,155

	Subtotal		267,250	515,420	256,124	496,175

	Total		827,654	1,567,338	784,157	1,538,427

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gains on transaction of foreign exchange	157,245	847,397	619,297	1,698,987
Gains on disposal of loans and receivables(*1)	—	—	14,861	201,860
Gains related to derivatives	26,373	28,943	11,592	11,656
Gains on fair value hedged items	18,861	66,555	(7,094)	11,860
Others (*2)	1,741	17,522	5,813	68,668

Total	204,220	960,417	644,469	1,993,031

(*1)

Gain on disposal of loan and receivables occurred for the six month ended June 30, 2018 was presented into a separate account for gain related to financial assets at amortized cost in accordance with the adoption of K-IFRS 1109.

(*2)

Other income includes such income amounting to 28,800 million Won for the six months ended June 30, 2017, respectively, that the Group recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Losses on transactions of foreign exchange	114,971	726,348	534,740	1,374,764
KDIC deposit insurance premium	79,585	156,765	77,146	150,256
Contribution to miscellaneous funds	73,849	146,781	71,927	144,262
Losses(Gains) on disposals of loans and receivables(*1)	—	—	(40)	28
Losses(Gains) related to derivatives	13,059	62,366	(16,441)	31,131
Losses on fair value hedged items	—	—	15,820	15,846
Others (*2)	45,707	87,571	38,584	75,554

Total	327,171	1,179,831	721,736	1,791,841

(*)

Loss on disposal of loan and receivables occurred for the six month ended June 30, 2018 was presented into a separate account for loss related to financial assets at amortized cost in accordance with the adoption of K-IFRS 1109.

(*)

Other expense includes such expenses amounting to 1,412 million Won and 3,325 million Won for the six months ended June 30, 2018 and 2017, respectively, which are related to the Group’s expected payments to other creditor financial institutions in accordance with the creditor financial institutions committee agreement. In addition, ‘Other expense’ for the six months ended June 30, 2018 and 2017 includes 25,179 million Won and 24,443 million Won, respectively, of intangible asset amortization expense.

41.	OTHER NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gain on valuation	10,687	15,347	(10,061)	3,316
Loss on valuation	(3,006)	(16,809)	521	(62,271)
Impairment loss	—	—	(5,323)	(5,323)

Total	7,681	(1,462)	(14,863)	(64,278)

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Other non-operating incomes	23,345	39,041	30,411	77,185
Other non-operating expenses	(21,947)	(43,762)	(18,714)	(67,187)

Total	1,398	(4,721)	11,697	9,998

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Rental fee income	1,687	3,203	1,880	3,700
Gains on disposal of investments in joint ventures and associates	—	—	4,466	32,886
Gains on disposal of premises and equipment, intangible assets and other assets	15,760	17,037	1,494	1,675
Reversal of impairment loss of premises and equipment, intangible assets and other assets	1	341	—	32
Others	5,897	18,460	22,571	38,892

Total	23,345	39,041	30,411	77,185

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Depreciation on investment properties	1,004	2,010	992	1,991
Interest expense of rent leasehold deposits	150	292	105	223
Losses on disposal of investment in joint ventures and associates	—	2,931	46	27,730
Losses on disposal of premises and equipment, intangible assets and other assets	167	221	271	608
Impairment losses of premises and equipment, intangible assets and other assets	2	2	40	160
Donation	8,551	22,042	10,426	14,980
Others	12,073	16,264	6,834	21,495

Total	21,947	43,762	18,714	67,187

42.	INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2018	2017
Current tax expense
Current tax expense in respect of the current period	231,393	284,030
Adjustments recognized in the current period in relation to the current tax of prior periods	(3,632)	(4,919)

Subtotal	277,761	279,111

Deferred tax expense
Deferred tax assets(liabilities) relating to the origination and reversal of temporary differences	182,515	13,889
Deferred tax charged directly to equity	(378)	27,933
Others (tax effect charged directly to equity due to the adoption of K-IFRS 1109)	75,318	—

Subtotal	257,455	41,822

Income tax expense	485,216	320,933

(2)	Income tax expense reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2018	2017
Net income before income tax expense	1,801,532	1,429,948
Tax calculated at statutory tax rate (*)	490,240	345,585
Adjustments
Effect of income that is exempt from taxation	(19,695)	(32,683)
Effect of expense not deductible in determining taxable profit	9,395	9,624
Adjustments recognized in the current period in relation to the current tax of prior periods	(3,632)	(4,919)
Others	8,908	3,326

Subtotal	(5,024)	(24,652)

Income tax expense	485,216	320,933

Effective tax rate	26.9%	22.4%

(*)

The applicable income tax rate; 1) 11% for below 200 million Won, 2) 22% for above 200 million Won and below 20 billion Won, 3) 24.2% for above 20 billion Won and below 300 billion Won, 4) 27.5% for above 300 billion Won.

(3)	Details of accumulated deferred tax charged directly to equity are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Net gain on valuation of financial assets at FVTOCI	18,568	—
Loss on valuation of AFS securities	—	(114,169)
Share of other comprehensive gain (loss) of joint ventures and associates	378	(954)
Foreign currency translation of foreign operations	6,852	15,855
Remeasurements of the net defined benefit liability	78,685	56,317
Gain (loss) on cash flow hedge	1,735	(248)

Total	106,218	(43,199)

43.	EARNINGS PER SHARE (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Net income attributable to Owners	716,142	1,305,878	460,888	1,098,361
Dividends to hybrid securities	(37,748)	(75,603)	(41,557)	(90,823)
Net income attributable to common shareholders	678,394	1,230,275	419,331	1,007,538
Weighted average number of common shares outstanding	673 shares in million	673 shares in million	673 shares in million	673 shares in million
Basic EPS	1,008	1,828	623	1,497

Diluted EPS is equal to basic EPS because there is no dilution effect for the six months ended June 30, 2018 and 2017.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Confirmed guarantees
Guarantee for loans	141,193	157,299
Acceptances	333,365	320,519
Guarantees in acceptances of imported goods	106,675	108,238
Other confirmed guarantees	5,981,767	6,288,965

Sub-total	6,563,000	6,875,021

Unconfirmed guarantees
Local letter of credit	365,302	383,117
Letter of credit	3,207,797	3,637,787
Other unconfirmed guarantees	936,971	505,689

Sub-total	4,510,070	4,526,593

Commercial paper purchase commitments and others	1,299,503	1,458,101

Total	12,372,573	12,859,715

(2)	Details of loan commitments and others are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Loan commitments	98,251,006	80,760,325
Other commitments	5,942,784	4,546,090

(3)	Litigation case

Legal cases where the Group is involved are as follows (Unit: Korean Won in millions):

	June 30, 2018		December 31, 2017
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases (*)	68 cases	161 cases	83 cases	155 cases
Amount of litigation	443,234	256,147	413,267	244,767
Provisions for litigations		19,887		9,277

(*)	The number of lawsuits as of June 30, 2018 and December 31, 2017 does not include fraud lawsuits, etc. and those lawsuits that are filed only to extend the statute of limitation.

(4)	Other

The Group provides settlement services for payments in Korean Won to facilitate trade transactions between Korea and Iran. In connection with these services, the Group is currently being investigated by US government agencies including US prosecutors (United States Attorney’s Office and New York State Attorney General’s Office) as to whether the Group has violated United States laws by participating in prohibited transactions involving countries sanctioned by the US. The Group has decided not to disclose the required disclosures stated in K-IFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’ as such information may adversely affect the current investigation against the Group.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of June 30, 2018, assets and liabilities recognized, guarantees and commitments, and major transactions with related parties for the six months ended June 30, 2018 and 2017 are as follows:

(1)	Related parties

Related parties
Associates	Kumho Tire Co., Inc., Woori Service Networks Co., Ltd., Korea Credit Bureau Co., Ltd., Korea Finance Security Co., Ltd., Chin Hung International Inc., STX Corporation, 2016KIF-IMM Woori Bank Technology Venture Fund, K BANK Co., Ltd., Well to Sea No. 3 Private Equity Fund, and Others (Dongwoo C & C Co., Ltd. and other 25 associates)

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	June 30, 2018	December 31, 2017
Associates	Kumho Tire Co., Inc.	Loans	257,856	170,917
		Loss allowance	(62,957)	(156,712)
		Deposits due to customers	482	666
		Other liabilities	489	50

	Woori Service Networks Co., Ltd.	Loans	22	45
		Deposits due to customers	1,732	1,311
		Other liabilities	339	357

	Korea Credit Bureau Co., Ltd.	Loans	4	6
		Deposits due to customers	1,063	5,586
		Other liabilities	6	54

	Korea Finance Security Co., Ltd.	Loans	42	56
		Loss allowance	(2)	—
		Deposits due to customers	3,078	2,854
		Other liabilities	4	7

	Chin Hung International Inc.	Loans	182	408
		Loss allowance	(24)	(22)
		Deposits due to customers	61,551	46,220
		Other liabilities	2,899	1,658

	Poonglim Industrial Co., Ltd.(*1)	Deposits due to customers	—	4

	STX Engine Co., Ltd.(*2)	Loans	—	106,176
		Loss allowance	—	(88,734)
		Deposits due to customers	—	18,092
		Other liabilities	—	29

	STX Corporation	Loans	73,519	47,711
		Loss allowance	(49,734)	(31,210)
		Deposits due to customers	2,130	77,555
		Other liabilities	131	80

Related party		A title of account	June 30, 2018	December 31, 2017
Associates	K BANK Co., Ltd.	Loans	103	212

	Well to Sea No.3 Private Equity Fund	Loans	85,000	73,810
		Loss allowance	(85)	(39)
		Deposits due to customers	3,213	61
		Other liabilities	69	27

	Others (*3)	Loans	260	499
		Loss allowance	(235)	(471)
		Other assets	1	1
		Deposits due to customers	6,369	2,906
		Other liabilities	153	73

(*1)

The Group did not have significant influence over the entity due to the fact that the entity was going through workout process under receivership, and thus the entity was excluded from the investment in associates

(*2)	The entity was sold after it was transferred to assets held for sale for the year ended December 31, 2017 and was excluded from the investment in associates as of June 30, 2018.
(*3)	Others include Saman Corporation, Kyesan Engineering Co., Ltd., Hyunwoo International Co., Ltd., DAEA SNC Co., Ltd. and others as of June 30, 2018 and December 31, 2017.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the six months ended June 30
Related party		A title of account	2018	2017
Corporation that has significant influence over the group	KDIC(*1)	Interest expenses	—	15,331

Associates	Kumho Tire Co., Inc.	Interest income	1,098	1,501
		Fees income	—	6
		Impairment losses due to credit loss (reversal of allowance for credit loss)	(93,755)	1,042

	Woori Blackstone Korea Opportunity Private Equity Fund No.1 (*2)	Fees income	—	29

	Woori Service Networks Co., Ltd.	Other income	15	15
		Interest expenses	7	13
		Fees expenses	270	335
		Other expenses	231	249

	Korea Credit Bureau Co., Ltd.	Interest expenses	21	38
		Fees expenses	1,038	1,023

	Korea Finance Security Co., Ltd.	Interest expenses	4	5
		Impairment losses due to credit loss	2	—
		Fees expenses	71	—

	Chin Hung International Inc.	Interest income	—	53
		Fees income	—	1
		Interest expenses	21	13
		Impairment losses due to credit loss (reversal of allowance for credit loss)	2	(4,270)

			For the six months ended June 30
Related party		A title of account	2018	2017
Associates	STX Engine Co., Ltd (*3).	Interest income	333	672
		Fees income	—	28
		Interest expenses	86	72
		Reversal of allowance for credit loss	(88,734)	(1,835)

	Samho International Co., Ltd.(*4)	Interest income	—	364
		Fees income	—	6
		Interest expenses	—	214
		Reversal of allowance for credit loss	—	(116)

	STX Corporation	Interest income	—	219
		Fees income	—	58
		Interest expenses	2	4
		Impairment losses due to credit loss (reversal of allowance for credit loss)	18,524	(59,507)

	K BANK Co., Ltd.	Fees income	514	396
		Other income	5	1,051

	Well to Sea No.3	Interest incomes	1,288	—
	Private Equity Fund (*5)	Interest expenses	4	—
		Impairment losses due to credit loss	46	—

	Others (*6)	Other income	6	—
		Interest expenses	22	5
		Reversal of impairment losses due to credit loss	(236)	(10)

(*1)	As its ownership interest in the Group is lower than 20% as of December 31, 2017, it has been excluded from the corporation that have significant influence over the Group.
(*2)	Due to disposition previous year, the entity is not in scope for associate.
(*3)	The entity was sold after it was transferred to assets held for sale for the year ended December 31, 2017 and was excluded from the investment in associates as of June 30, 2018.
(*4)	The entity was sold after it was transferred to assets held for sale and was excluded from the investment in associates for the year ended December 31, 2017.
(*5)	Due to capital contribution for the year ended December 31, 2017, the entity has been included in the investment in associates.
(*6)

Others include the amount transacted with Saman Corporation, Kyesan Engineering Co., Ltd., Hyunwoo International Co., Ltd., DAEA SNC Co., Ltd. and others for the six months ended June 30, 2018 and 2017.

(4)	Major loan transactions with related parties for the six months ended June 30, 2018 and June 30, 2017 are as follows (Unit: Korean Won in millions):

		For the six months ended June 30, 2018
	Related parties	Beginning balance	Loan	Collection	Others	Ending balance(*1)
Associates	Kumho Tire Co., Inc.	57,470	—	7,057	—	50,413
	Well to Sea No. 3 Private Equity Fund (*2)	73,810	11,190	—	—	85,000
	STX Engine Co., Ltd. (*3)	39,886	—	2,177	(37,709)	—

		For the six months ended June 30, 2017
	Related parties	Beginning balance	Loan	Collection	Others	Ending balance(*1)
Associates	Kumho Tire Co., Inc.	50,413	—	—	—	50,413
	STX Engine Co., Ltd. (*3)	44,797	—	7,088	—	37,709

(*1)	Settlement payment caused in operation among the related parties were excluded, and in the case of a limited loan, it was presented as a net increase (decrease).
(*2)	The entity is in scope for the associates due to contribution as of the year ended December 31, 2017.
(*3)	The entity was sold after it was transferred to assets held for sale for the year ended December 31, 2017 and was excluded from the investment in associates as of June 30, 2018.

(5)	There are no major borrowing transactions with related parties for the six months ended June 30, 2018 and June 30, 2017.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017	Warranty
Kumho Tire Co., Inc.	13,830	4,181	Import credit in foreign currencies and others
	511	636	Loan commitment
Korea Finance Security Co., Ltd.	218	204	Loan commitment
Korea Credit Bureau Co., Ltd.	31	29	Loan commitment
Woori Service Networks Co., Ltd.	178	155	Loan commitment
Chin Hung International Inc.	32,117	31,891	Loan commitment
STX Engine Co., Ltd.(*)	—	68,858	Import credit in foreign currencies and others
STX corporation	14,914	17,557	Import credit in foreign currencies and others
	132	53	Loan commitment
K BANK Co., Ltd.	101	—	Loan commitment
Well to Sea No.3 Private Equity Fund	225,000	236,190	Loan commitment

(*)	The entity was sold after it was transferred to assets held for sale for the year ended December 31, 2017 and was excluded from the investment in associates as of June 30, 2018.

For the guarantee provided to the related parties, the Group recognized provisions for guarantees amounting to 11,525 million Won and 71,459 million Won, as of June 30, 2018 and December 31, 2017, respectively.

(7)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2018	2017
Short term benefits	6,023	6,524
Severance payments	280	280

Total	6,303	6,804

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 2,155 million Won and 6,946 million Won, respectively, as of June 30, 2018, and with respect to the assets, the Group has not recognized any allowance nor provision.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Bank are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	June 30, 2018	December 31, 2017	2018		2017
			Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Trust accounts	53,196,044	43,895,511	257,076	541,368	213,300	416,316

(2)	Receivables and payables between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Receivables:
Trust fees receivables	29,603	25,286
Payables:
Deposits due to customers	627,884	585,832
Borrowings from trust accounts	3,155,348	2,711,529

Total	3,783,232	3,297,361

(3)	Significant transactions between the Bank and trust accounts are as follows (Unit: Korean Won in millions):

	2018		2017
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Revenue:
Trust fees	49,375	100,092	30,472	65,207
Termination fees	835	5,034	—	—

	50,210	105,126	30,472	65,207

Expense:
Interest expenses on deposits due to customers	2,037	4,019	5,257	12,400
Interest expenses on borrowings from trust accounts	10,034	20,101	7,569	15,686

	12,071	24,120	12,826	28,086

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows;

1)	As of June 30, 2018 and December 31, 2017, the carrying of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Principal guaranteed trusts
Old-age pension trusts	3,741	4,058
Personal pension trusts	524,132	530,556
Pension trusts	803,613	791,920
Retirement trusts	46,238	50,035
New personal pension trusts	8,223	8,563
New old-age pension trusts	2,304	2,467

Subtotal	1,388,251	1,387,599

Principal and fixed rate of return guaranteed trusts
Development trusts	19	19
Unspecified money trusts	814	801

Subtotal	833	820

Total	1,389,084	1,388,419

2)

As of June 30, 2018 and December 31, 2017, the amounts that the Bank has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	June 30, 2018	December 31, 2017
Liabilities for the account (subsidy for trust account adjustment)	16	32

47.	BUSINESS COMBINATION

The business combination occurred during the current period is as follows:

(1)	Acquisition of WB Finance Co., Ltd.

For expand Cambodia’s retail business, the Group had acquired 100% ownership of Vision Fund Cambodia on June, 2018. And The Group changed its name to WB Finance Co., Ltd..

(2)	Details of the accounting for the business combination are as follows (Unit: Korean Won in millions):

June 30, 2018
Consideration transferred:
Cash and cash equivalents	88,216
Identifiable assets and liabilities recognized:
Cash and cash equivalents	16,657
Financial assets at FVTOCI	17
Loans and other financial assets at amortized cost	205,451
Premises and equipment	1,630
Intangible assets	763
Current tax assets	173
Deferred tax assets	1,381
Other assets	1,510

Asset total	227,582

June 30, 2018
Deposits due to customers	54,615
Borrowings	120,644
Other financial liabilities	6,149
Current tax liabilities	640
Other liabilities	4,724

Liabilities total	186,772

Identifiable net fair value	40,810
Goodwill(*)	47,406

(*)

Identifying the intangible assets and measuring the fair value of identifiable assets acquired are incomplete as the acquisition date was June 21, 2018. The amount of Goodwill could change due to the result of the measurement of the identifiable assets and liabilities.

48.	ESTABLISHMENT OF A FINANCIAL HODING COMPANY AND PLAN OF STOCK TRANSFER

The Group’s board of directors held a meeting on June 19, 2018, approving the plan to transfer shares which was formulated to facilitate the establishment of a financial holding company by means of comprehensive share transfer. In relation to the establishment of the financial holding company, the Group is currently undertaking processes to obtain approval from the Financial Services Committee.

The six companies that are subject to the share transfer plan include the Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd. After the Group obtains approval from the Financial Services Committee, the Group is planning to establish the financial holding company during the first half of 2019 through processes such as annual shareholders’ meeting. Following the establishment of the financial holding company, the six companies mentioned above will become fully owned subsidiaries of the holding company.

After the financial holding company is established, the shares of the Group will be delisted from the Korea Stock Exchange and New York Stock Exchange during the first half of the 2019, and the shares of the newly established financial holding company will be listed on both Korea Stock Exchange and New York Stock Exchange.